Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

CARLSON WAGONLIT B.V.,

HORIZON MERGER CORP.,

A WHOLLY OWNED DIRECT SUBSIDIARY OF CARLSON WAGONLIT B.V.,

AND

NAVIGANT INTERNATIONAL, INC.

APRIL 26, 2006

TABLE OF CONTENTS

i

4.8	Undisclosed Liabilities	16
4.9	Information Supplied	16
4.10	Compliance with Law	16
4.11	Litigation	17
4.12	Absence of Certain Changes or Events	17
4.13	Taxes	17
4.14	Intellectual Property	19
4.15	Employee Benefit Plans	19
4.16	Contracts; Indebtedness	22
4.17	Labor Matters	24
4.18	Real Property	25
4.19	Environmental Matters	25
4.20	Insurance	26
4.21	Opinion of Financial Advisor	26
4.22	Board Recommendation; Required Vote	26
4.23	Section 203 of the DGCL	26
4.24	Customers	26
4.25	Suppliers	27
4.26	ARC and IATAN Numbers; Registration as Travel Supplier	28
4.27	Rights Plan	29
4.28	Accounts Receivable	29

Article V
COVENANTS OF THE PARTIES

5.1	Mutual Covenants	29
5.2	Covenants of CWT	32
5.3	Covenants of Navigant	36

Article VI
CONDITIONS TO THE MERGER

6.1	Conditions to the Obligations of Each Party	42
6.2	Conditions to Obligations of CWT and Merger Sub	43
6.3	Conditions to Obligation of Navigant	44

Article VII
TERMINATION; FEES AND EXPENSES

7.1	Termination by Mutual Consent	44
7.2	Termination by Either CWT or Navigant	44
7.3	Termination by Navigant	45
7.4	Termination by CWT	46
7.5	Effect of Termination and Abandonment	47
7.6	Fees and Expenses	47

Article VIII
MISCELLANEOUS

8.1	Non-Survival of Representations and Warranties	48
8.2	Notices	49
8.3	Interpretation	49
8.4	Counterparts	50
8.5	Entire Agreement	50
8.6	Third-Party Beneficiaries	51
8.7	Governing Law	51
8.8	Consent to Jurisdiction; Venue	51
8.9	Specific Performance	51
8.10	Assignment	51
8.11	Amendment	52
8.12	Extension; Waiver	52
8.13	Severability	52

INDEX OF DEFINED TERMS

Defined Term	Section
Accor	3.6(b)
Accor Transaction Agreement	3.6(b)
Acquisition Debt Commitment Letter	3.6(a)
Acquisition Equity Commitment Letters	3.6(d)
Acquisition Proposal	5.3(b)(vii)(A)
Action	4.11
Agreement	Preamble
Applicable Laws	1.6(a)
Appraisal Shares	2.1(d)
ARC	4.16(d)(ii)
Blackstone	4.6
Board	Recitals
Capitalization Date	4.4(a)
CCI	3.6(b)
CCI Acquisition Equity Commitment letter	3.6(d)
Certificate	2.1(b)
Certificate of Merger	1.2
Closing	1.2
Closing Date	1.2
Code	2.2(g)
Commission	1.6(b)
Confidentiality Agreement	5.3(b)(iii)(A)
Controlled Group Liability	4.15(a)(i)
Convertible Debentures	4.4(a)
Covered Proposal	7.6(a)(i)(B)
Credit Agreement	5.3(a)(vi)
CWT	Preamble
CWT Termination Fee	7.6(a)
Debt Commitment Letters	3.6(b)
Debt Financing	3.6(b)
Delaware Secretary of State	1.2
DGCL	1.1
DOJ	5.1(a)(ii)
Effective Time	1.2
Environmental Laws	4.19
Environmental Permit	4.19
ERISA	4.15(a)(ii)
ERISA Affiliate	4.15(a)(iii)
Exchange Act	4.7(a)
Exchange Fund	2.2(a)
Financing Letters	3.6(e)
Financings	3.6(e)
Foreign Antitrust Laws	3.3(d)

FTC	5.1(a)(ii)
GAAP	4.7(a)
GDS	4.16(d)(iii)
Governmental Authority	3.3(d)
Hazardous Materials	4.19
HSR Act	3.3(d)
IATAN	4.16(d)(ii)
Indemnified Party/Indemnified Parties	5.2(a)(ii)
Indenture	5.2(c)
Intellectual Property Right	4.14(a)(i)
knowledge of Navigant	8.3(d)
Major Customer	4.24(a)
Major Travel Supplier	4.25(a)
Mandated Lead Arrangers	3.6(a)
Material Adverse Effect	8.3
Material Contracts	4.16(a)
Merger	Recitals
Merger Consideration	2.1(b)
Merger Sub	Preamble
Multiemployer Plan	4.15(f)
Multiple Employer Plan	4.15(f)
Navigant	Preamble
Navigant Board Recommendation	4.22(c)
Navigant Bylaws	1.6(a)
Navigant Certificate	1.6(a)
Navigant Common Stock	Recitals
Navigant Disclosure Schedule	Article IV
Navigant Employees	5.2(b)(iii)
Navigant Intellectual Property Right	4.14(a)(ii)
Navigant Option	2.3(a)
Navigant Permits	4.10
Navigant Rights Plan	4.27
Navigant SEC Documents	4.7(a)
Navigant Stock Plan	2.3(a)
Navigant Stockholders	1.6(a)
Navigant Stockholders Meeting	1.6(a)
OEP	3.6(c)
OEP Acquisition Equity Commitment Letter	3.6(d)
OEP Holdco	3.6(b)
OEP Recap Equity Commitment Letter	3.6(c)
Paying Agent	2.2(a)
Paying Party	7.6(d)
Permitted Liens	4.18
Person	5.3(b)(i)(B)
Plans	4.15(a)(iv)
Proxy Statement	1.6(b)

v

Qualified Plan	4.15(c)
Recapitalization Debt Commitment Letter	3.6(b)
Recipient Party	7.6(b)
Representatives	5.3(b)(i)
Required Approvals	5.1(a)(i)(A)
Second Request	5.1(a)(iv)
Section 262	2.1(b)(iii)
Securities Act	4.4(c)
subsidiary	8.3(c)
Superior Proposal	5.3(b)(vii)(B)
Superior Proposal Notice	5.3(b)(iii)
Surviving Corporation	1.1
Tax Returns	4.13(b)
Taxes	4.13(c)
Termination Date	7.2(a)
Total Indebtedness	5.3(a)(vi)
Transfers	5.3(a)(ii)
Waiting Period	5.3(b)(iii)

Exhibits

Form of Surviving Corporation’s certificate of incorporation	Exhibit A
Form of Surviving Corporation’s bylaws	Exhibit B

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of the 26th day of April, 2006, by and among Carlson Wagonlit B.V., a Dutch B.V. (“CWT”), Horizon Merger Corp., a Delaware corporation and a wholly owned subsidiary of CWT (“Merger Sub”), and Navigant International, Inc., a Delaware corporation (“Navigant”).

RECITALS

WHEREAS, CWT and Navigant desire that CWT combine its businesses with the businesses operated by Navigant through the merger of Merger Sub with and into Navigant, with Navigant as the surviving corporation (the “Merger”), pursuant to which each share of common stock of Navigant, par value $0.001 per share (“Navigant Common Stock”) issued and outstanding at the Effective Time (as defined in Section 1.2), other than the shares of Navigant Common Stock owned by CWT, Merger Sub or Navigant (or any of their respective direct or indirect wholly owned subsidiaries (as defined in Section 8.3)) and other than the Appraisal Shares (as defined in Section 2.1(d)), will be converted into the right to receive the Merger Consideration (as defined in Section 2.1(b)), all as more fully provided in this Agreement; and

WHEREAS, the board of directors (the “Board”) of each of CWT, Merger Sub and Navigant has determined that the Merger upon the terms and subject to the conditions set forth in this Agreement is advisable, fair to and in the best interests of their respective stockholders; and

WHEREAS, CWT, Merger Sub and Navigant desire to make those representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, CWT, Merger Sub and Navigant agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the provisions of the Delaware General Corporation Law (the “DGCL”), Merger Sub shall be merged with and into Navigant at the Effective Time. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and Navigant shall continue its existence as a wholly owned subsidiary of CWT under the laws of the State of Delaware. Navigant, in its capacity as the corporation surviving the Merger, is hereinafter sometimes referred to as the ”Surviving Corporation.”

1.2 Closing; Effective Time. A closing (the “Closing”) shall be held at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, N.Y. 10019, or such other place as the parties hereto may agree, as soon as practicable but no later than the second business day following the date upon which all conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions) are satisfied or waived, or at such other date as CWT and Navigant may agree (such date, the “Closing Date”). As promptly as possible on the Closing Date, the parties hereto shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) a certificate of merger (the “Certificate of Merger”) in such form as is required by and executed in accordance with Section 251 of the DGCL. The Merger shall become effective when the Certificate of Merger has been filed with the Delaware Secretary of State or at such later time as shall be agreed upon by CWT and Navigant and specified in the Certificate of Merger (the “Effective Time”).

1.3 Effects of the Merger. From and after the Effective Time, the Merger shall have the effects set forth in Section 259 of the DGCL.

1.4 Certificate of Incorporation and Bylaws. The Certificate of Merger shall provide that at the Effective Time, (a) the Surviving Corporation’s Certificate of Incorporation as in effect immediately prior to the Effective Time shall be amended as of the Effective Time to read in the form attached hereto as Exhibit A, and (b) the Surviving Corporation’s Bylaws as in effect immediately prior to the Effective Time shall be amended as of the Effective Time to read in the form attached hereto as Exhibit B; in each case, until amended in accordance with the DGCL, this Agreement and such certificate of incorporation or bylaws, as the case may be.

1.5 Directors and Officers of the Surviving Corporation. From and after the Effective Time, the officers of Navigant shall be the officers of the Surviving Corporation and the directors of Merger Sub shall be the directors of the Surviving Corporation, in each case, until their respective successors are duly elected and qualified.

1.6 Navigant Stockholders Meeting.

(a) As promptly as practicable following the date of this Agreement, Navigant shall, in accordance with all applicable laws, statutes, orders, rules, regulations, policies or guidelines promulgated, or judgments, decisions or orders entered by any Governmental Authority (as defined in Section 3.3(d)), in each case, to the extent applicable (collectively, “Applicable Laws”), and Navigant’s Amended and Restated Certificate of Incorporation as in effect on the date of this Agreement (the “Navigant Certificate”) and Navigant’s By-laws, as in effect on the date of this Agreement (the “Navigant Bylaws”), duly call, give notice of, convene and hold a meeting of the holders of shares of Navigant Common Stock (the “Navigant Stockholders”) to consider and vote upon approval of this Agreement and the Merger (the “Navigant Stockholders Meeting”). Subject to Section 5.3(b)(iii), Navigant shall ensure that the Navigant Stockholders Meeting is called, noticed, convened, held and conducted, and that all proxies solicited in connection with the Navigant Stockholders Meeting are solicited in compliance in all material respects with Applicable Laws.

(b) Navigant shall promptly prepare and file with the Securities and Exchange Commission (the “Commission”) a proxy statement (together with any amendments thereof or supplements thereto, the “Proxy Statement”) that meets the requirements of Applicable Laws to seek the approval of this Agreement and the Merger. CWT shall promptly furnish to Navigant all information concerning it and its business as Navigant may reasonably request in connection with the preparation of the Proxy Statement and the solicitation of proxies. Navigant shall respond promptly to any comments made by the Commission with respect to the Proxy Statement and any preliminary version thereof filed by it and shall cause such Proxy Statement to be mailed to the Navigant Stockholders as promptly as reasonably practicable. Navigant shall promptly notify CWT of the receipt of any comments of the Commission with respect to the Proxy Statement and shall provide to CWT copies of any comments received from the Commission in connection with the Proxy Statement. CWT shall be provided an opportunity to review and comment on all filings with the Commission, including the Proxy Statement, and all mailings to the Navigant Stockholders in connection with the Merger, and Navigant shall give reasonable consideration to all comments proposed by CWT.

(c) The Navigant Board shall make the Navigant Board Recommendation (as defined in Section 4.22(c)). Subject to Section 5.3(b)(iii), the Navigant Board Recommendation shall be included in the Proxy Statement and the Navigant Board shall use its reasonable best efforts to solicit the approval of this Agreement and the Merger by the Navigant Stockholders. In the event that subsequent to the date of this Agreement, the Navigant Board determines after consultation with outside counsel that a failure to withdraw, modify or qualify the Navigant Board Recommendation in a manner adverse to CWT would be reasonably likely to result in a breach of its fiduciary duties under Applicable Law, the Navigant Board may so withdraw, modify or qualify the Navigant Board Recommendation; provided, however, that the Navigant Board may not recommend any Acquisition Proposal (as defined in Section 5.3(b)(vii)(A)) (other than this Agreement and the transactions contemplated hereby, including the Merger), except as specifically contemplated by, and in accordance with, Section 5.3(b)(iii); provided, further, however, that unless this Agreement is theretofore terminated, Navigant shall nevertheless submit this Agreement to the Navigant Stockholders for adoption at the Navigant Stockholders Meeting.

1.7 Additional Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of Navigant or (b) otherwise carry out the provisions of this Agreement, Navigant and its officers and directors shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such deeds, assignments or assurances in law and to take all acts necessary, proper or desirable to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Corporation and otherwise to carry out the provisions of this Agreement, and the officers and directors of the Surviving Corporation are authorized in the name of Navigant or otherwise to take any and all such action.

ARTICLE II

CONVERSION OF SECURITIES

2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of CWT, Merger Sub or Navigant or their respective stockholders:

(a) Each share of common stock, $0.001 par value, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of common stock, $0.001 par value, of the Surviving Corporation. Such newly issued shares shall thereafter constitute all of the issued and outstanding Surviving Corporation capital stock.

(b) Subject to the other provisions of this Article II, each share of Navigant Common Stock issued and outstanding immediately prior to the Effective Time (excluding (i) any shares of Navigant Common Stock owned by Navigant (which shares shall be cancelled in accordance with Section 2.1(c)), (ii) any shares of Navigant Common Stock owned by CWT or any direct or indirect wholly owned subsidiary of Navigant or CWT (which shares shall remain outstanding except that the number of such shares owned by CWT or any such subsidiary shall be adjusted in the Merger to maintain the relative ownership percentages) and (iii) any shares of Navigant Common Stock owned by stockholders properly exercising appraisal rights pursuant to Section 262 of the DGCL (“Section 262”), as provided in Section 2.1(d)) shall be converted into and represent the right to receive $16.50 in cash, without interest (the “Merger Consideration”). At the Effective Time, all shares of Navigant Common Stock shall no longer be outstanding and automatically shall be cancelled and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented such shares of Navigant Common Stock (a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration.

(c) Each share of Navigant capital stock held in the treasury of Navigant automatically shall be cancelled and retired and no payment shall be made in respect thereof.

(d) Notwithstanding anything in this Agreement to the contrary, the shares of Navigant Common Stock issued and outstanding immediately prior to the Effective Time that are held by any Navigant Stockholder that is entitled to demand and properly demands appraisal of shares of Navigant Common Stock pursuant to, and complies in all respects with, the provisions of Section 262 (the “Appraisal Shares”) shall not be converted into the right to receive the Merger Consideration as provided in Section 2.1(b), but, instead, such Navigant Stockholder shall be entitled to such rights (but only such rights) as are granted by Section 262. At the Effective Time, all Appraisal Shares shall no longer be outstanding and automatically shall be cancelled and shall cease to exist, and, except as otherwise provided by Applicable Laws, each holder of Appraisal Shares shall cease to have any rights with respect to the Appraisal Shares, other than such rights as are granted by Section 262. Notwithstanding the foregoing, if any such Navigant Stockholder shall fail to validly perfect or shall otherwise waive, withdraw or lose the right to appraisal under Section 262 or if a court of competent jurisdiction shall determine that such Navigant Stockholder is not entitled to the relief provided by Section 262, then the rights of such Navigant Stockholder under Section 262 shall cease, and such Appraisal Shares shall be deemed to have been converted at the Effective Time into, and shall have become, the right to receive the Merger Consideration as provided in Section 2.1(b) without interest. Navigant shall give prompt notice to CWT of any demands for appraisal of any shares of Navigant Common Stock, and CWT shall have the opportunity to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, Navigant shall not, without the prior written consent of CWT, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

2.2 Surrender and Payment.

(a) Paying Agent; Exchange Fund. Prior to the Effective Time, for the benefit of the Navigant Stockholders, CWT shall designate, or shall cause to be designated (pursuant to an agreement in form and substance reasonably acceptable to CWT and Navigant), a bank or trust company reasonably acceptable to CWT and Navigant to act as agent for the payment of the Merger Consideration in respect of Certificates upon surrender of such Certificates in accordance with this Article II from time to time after the Effective Time (the “Paying Agent”). At the Effective Time, CWT shall deposit, or cause Merger Sub to deposit, with the Paying Agent cash in an amount sufficient for the payment of the aggregate Merger Consideration pursuant to Section 2.1(b) upon surrender of such Certificates (such cash, the “Exchange Fund”). The Paying Agent shall invest any cash included in the Exchange Fund, as directed by CWT, on a daily basis; provided that such investments shall be in obligations of or guaranteed by the United States of America or of any agency thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in deposit accounts, certificates of deposit or banker’s acceptances of, repurchase or reverse repurchase agreements with, or Eurodollar time deposits purchased from, commercial banks with capital, surplus and undivided profits aggregating in excess of $500 million (based on the most recent financial statements of such bank which are then publicly available at the Commission or otherwise). Any portion of the Exchange Fund (including any interest and other income resulting from investments of the Exchange Fund) that remains undistributed to the Navigant Stockholders six months after the date of the mailing required by Section 2.2(b) shall be delivered to CWT, upon demand by CWT, and holders of Certificates that have not theretofore complied with this Section 2.2 shall thereafter look only to CWT for payment of any claim to the Merger Consideration. If any Certificates shall not have been surrendered prior to seven years after the Effective Time, any such cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by Applicable Laws, become the property of CWT, free and clear of all claims or interest of any person previously entitled thereto.

(b) Exchange Procedure. As promptly as practicable after the Effective Time, the Paying Agent shall mail to each holder of record of a Certificate (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such Navigant Stockholder shall pass, only upon proper delivery of the Certificates to the Paying Agent and shall be in such form and have such other customary provisions as CWT may reasonably specify), and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent or to such other agent or agents as may be appointed by CWT, together with such letter of transmittal, duly completed and validly executed, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive promptly in exchange therefor the amount of cash into which the shares of Navigant Common Stock formerly represented by the Certificate shall have been converted pursuant to Section 2.1(b), and the Certificate so surrendered shall be cancelled. In the event of a transfer of ownership of Navigant Common Stock that is not registered in the stock transfer books of Navigant, the proper amount of cash may be paid in exchange therefor to a person other than the person in whose name the Certificate so surrendered is registered if the Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other Taxes (as defined in Section 4.13(c)) required by reason of the payment to a person other than the registered holder of the Certificate or establish to the satisfaction of CWT that the Tax has been paid or is not applicable. No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate.

(c) Stock Transfer Books. At the close of business on the day on which the Effective Time occurs, the stock transfer books of Navigant shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Navigant Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Paying Agent for transfer or any other reason, they shall be cancelled and exchanged as provided in this Article II.

(d) No Liability. None of CWT, Merger Sub, Navigant or the Paying Agent shall be liable to any person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(e) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming a Certificate to be lost, stolen or destroyed and, if required by CWT or the Surviving Corporation, the posting by such person of a bond in such reasonable amount as CWT or the Surviving Corporation may reasonably direct as indemnity against any claim that may be made against it with respect to the Certificate, the Paying Agent shall pay in respect of the lost, stolen or destroyed Certificate the Merger Consideration.

(f) No Further Ownership Rights in Navigant Common Stock. The Merger Consideration paid in accordance with the terms of this Article II in respect of Certificates that have been surrendered in accordance with the terms of this Agreement shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Navigant Common Stock represented thereby.

(g) Withholding Rights. Each of the Surviving Corporation and CWT shall be entitled to deduct and withhold, or cause the Paying Agent to deduct and withhold, from the consideration otherwise payable pursuant to this Agreement to any Navigant Stockholders or any holder of Navigant Options (as defined in Section 2.3(a)) such amounts as it may be required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by the Surviving Corporation, CWT or the Paying Agent, as the case may be, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Navigant Stockholders or holders of Navigant Options (as applicable) in respect of which the deduction and withholding was made by the Surviving Corporation, CWT or the Paying Agent, as the case may be. At or prior to the Effective Time, Navigant shall deliver to CWT a duly executed and acknowledged affidavit of Navigant, in form and substance reasonably satisfactory to CWT and in accordance with Treasury Regulation Section 1.1445-2(c)(3), 1.897-2(g) and 1.897-2(h), certifying that each “interest” in Navigant (within the meaning of Section 897(c)(1) of the Code) is not a “United States real property interest” within the meaning of Section 897(c) of the Code.

2.3 Treatment of Stock Options.

(a) At the Effective Time, each option to purchase a share of Navigant Common Stock (a “Navigant Option”) granted under the Navigant equity compensation plans in effect on the date of this Agreement (the “Navigant Stock Plans”), or otherwise, that is outstanding immediately prior to the Effective Time shall (i) if unvested, become fully vested and (ii) be converted into the right to receive (as soon as practicable following the Effective Time) an amount in cash (less any applicable withholding Taxes and without interest) equal to the product of (x) the excess, if any, of (A) the Merger Consideration over (B) the per share exercise price of Navigant Common Stock subject to such Navigant Option and (y) the number of shares of Navigant Common Stock subject to such Navigant Option immediately prior to the Effective Time. Each outstanding Navigant Option so converted shall, simultaneously with such conversion, be terminated. For the avoidance of doubt, the holder of each Navigant Option so terminated with an exercise price per share of Navigant Common Stock that is equal to or greater than the Merger Consideration shall not be entitled to receive any cash from the Surviving Corporation or CWT. Prior to the Effective Time, Navigant shall take any and all actions necessary to effectuate this Section 2.3(a).

(b) Navigant shall ensure that following the Effective Time no holder of a Navigant Option or any participant in any Navigant Stock Plan or other employee benefit arrangement of Navigant shall have any right thereunder to acquire any capital stock (including any “phantom” stock or stock appreciation rights) of Navigant or the Surviving Corporation. Prior to the Effective Time, Navigant shall deliver to the holders of Navigant Options appropriate notices, in form and substance reasonably acceptable to CWT, setting forth such holders’ rights pursuant to this Agreement.

2.4 Adjustments to Prevent Dilution. In the event that Navigant changes the number of shares of Navigant Common Stock, or securities convertible or exchangeable into or exercisable for shares of Navigant Common Stock, issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the Merger Consideration shall be equitably adjusted to reflect such change.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF CWT AND MERGER SUB

In order to induce Navigant to enter into this Agreement, CWT and Merger Sub represent and warrant to Navigant as follows:

3.1 Organization and Standing. CWT is a corporation duly organized, validly existing and, to the extent such concept is recognized, in good standing under the laws of The Netherlands with full corporate power and authority to own, lease, use and operate its properties and to conduct its business as and where now owned, leased, used, operated and conducted. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with full corporate power and authority to own, lease, use and operate its properties and to conduct its business as and where now owned, leased, used, operated and conducted.

3.2 Corporate Power and Authority. Each of CWT and Merger Sub has all requisite corporate power and authority to enter into and deliver this Agreement, to perform its obligations under this Agreement, and to consummate the transactions contemplated by this Agreement. The execution, performance and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by CWT and Merger Sub have been duly authorized by all necessary corporate action on the part of each of CWT and Merger Sub. No other corporate proceedings on the part of CWT or Merger Sub, and no other actions by or on the part of the shareholders of CWT or Merger Sub, are necessary to authorize or approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of CWT and Merger Sub, and, assuming the due authorization, execution and delivery by Navigant, constitutes a legal, valid and binding obligation of each of Merger Sub and CWT enforceable against each of them in accordance with its terms, except that such enforceability (a) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (b) is subject to general principles of equity.

3.3 Conflicts; Consents and Approval. Neither the execution and delivery of this Agreement by CWT or Merger Sub nor the consummation of the transactions contemplated by this Agreement will:

(a) conflict with, or result in a breach of any provision of CWT’s Articles of Association or Bylaws, or Merger Sub’s Certificate of Incorporation or Merger Sub’s Bylaws;

(b) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event that, with the giving of notice, the passage of time or otherwise, would constitute a default) under, or entitle any individual or entity (with the giving of notice, the passage of time or otherwise) to terminate, accelerate, modify or call a default under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of CWT or any of its subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, contract, undertaking, agreement, lease or other instrument or obligation to which CWT or any of its subsidiaries is a party;

(c) violate any order, writ, injunction, decree, or, subject to the matters referred to in clauses (i) and (ii) of paragraph (d) below, any statute, rule or regulation applicable to CWT or any of its subsidiaries or their respective properties or assets; or

(d) require any action or consent or approval of, or review by, or registration or filing by CWT or any of its affiliates with, any third party or any local, domestic, foreign or multinational court, arbitral tribunal, administrative agency or commission or other governmental or regulatory body, agency, instrumentality or authority (each of the foregoing, a “Governmental Authority”), other than (i) actions required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (together with the rules and regulations thereunder, the “HSR Act”) and applicable laws, rules and regulations in foreign jurisdictions governing antitrust or merger control matters (“Foreign Antitrust Laws”), (ii) compliance with any United States federal and state securities laws and any other applicable takeover laws and (iii) the filing with the Delaware Secretary of State of the Certificate of Merger;

except in the case of clauses (b), (c) and (d) above for any of the foregoing that would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect (as defined in Section 8.3) on CWT or Merger Sub.

3.4 Information Supplied. None of the information supplied or to be supplied by CWT or Merger Sub specifically for inclusion or incorporation by reference in the Proxy Statement will, at the date the Proxy Statement is mailed to the Navigant Stockholders or, at the time of the Navigant Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary, in order to make the statements therein in light of the circumstances under which they are made, not misleading.

3.5 Capitalization of Merger Sub. As of the date of this Agreement, the authorized capital stock of Merger Sub consists of (a) 100 shares of common stock, par value $0.001 per share, all of which shares are validly issued and outstanding and (b) 100 shares of preferred stock, par value $0.001 per share, none of which shares are issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by CWT or a direct or indirect wholly-owned subsidiary of CWT. Merger Sub has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

3.6 Financing (a) Acquisition Debt Commitment Letter. CWT has received a commitment letter (the “Acquisition Debt Commitment Letter”) dated as of April 26, 2006 from J.P. Morgan plc, Lehman Brothers International (Europe) and Morgan Stanley Senior Funding, Inc. (together the “Mandated Lead Arrangers”), pursuant to which the Mandated Lead Arrangers, among other things, commit, subject to the terms and conditions therein, to provide an aggregate of $455,000,000 to fund, in part, the consummation of the transactions contemplated by this Agreement, including, without limitation, to pay the aggregate Merger Consideration for all outstanding shares of Navigant Common Stock pursuant to Article II, to pay all amounts required to be paid to holders of Navigant Options pursuant to Section 2.3, to repay any indebtedness of Navigant and its subsidiaries that may become due as a result of the transactions contemplated by this Agreement and to pay all fees and expenses and make all other payments contemplated by this Agreement.

(b) Recapitalization Debt Commitment Letter. CWT has received a commitment letter (the “Recapitalization Debt Commitment Letter,” and together with the Acquisition Debt Commitment Letter, the “Debt Commitment Letters”) dated as of April 26, 2006, from the Mandated Lead Arrangers, pursuant to which the Mandated Lead Arrangers, among other things, commit, subject to the terms and conditions therein, to provide an aggregate of $490,000,000 to fund, in part, the consummation of the transactions contemplated by the Transaction Agreement, dated as of April 26, 2006 (the “Accor Transaction Agreement”), by and among (a)(i) Accor, S.A., a société anonyme organized under the laws of France (“Accor”), and (ii) Compagnie Internationale de Wagons-Lits et du Toursime, S.A., (b)(i) Carlson Companies, Inc., a Minnesota corporation (“CCI”), (ii) Carlson Travel Group, Inc., (iii) Carlson Marketing Group, Inc. and (iv) Carlson Travel Holdings, Inc., (c) Sapotoro Cooperatief U.A. (“OEP Holdco”) and (d) CWT (the financing to be provided pursuant to the Debt Commitment Letters being the “Debt Financing”).

(c) Recapitalization Equity Commitment Letter. One Equity Partners II, L.P. (“OEP”) has provided to OEP Holdco, Accor, CCI and CWT an executed commitment letter dated as of April 26, 2006 (the “OEP Recap Equity Commitment Letter”), pursuant to which OEP has agreed, among other things, to provide up to $198,016,204 of equity financing to CWT to fund, in part, the obligations of OEP Holdco under the Accor Transaction Agreement.

(d) Acquisition Equity Commitment Letters. OEP has provided to CWT an executed commitment letter dated as of April 26, 2006 (the “OEP Acquisition Equity Commitment Letter”), pursuant to which OEP has agreed, among other things, to provide up to $18,000,000 of equity financing to CWT to fund, in part, the obligations of CWT under Article II and Section 7.6 of this Agreement. CCI has provided to CWT an executed commitment letter dated as of April 26, 2006 (the “CCI Acquisition Equity Commitment Letter” and, together with the OEP Acquisition Equity Commitment Letter, the “Acquisition Equity Commitment Letters”), pursuant to which CCI has agreed, among other things, to provide up to $58,000,000 of equity financing to CWT to fund, in part, the obligations of CWT under Article II and Section 7.6 of this Agreement.

(e) Financing Letters. True, complete and fully executed copies of each of the Debt Commitment Letters, the OEP Recap Equity Commitment Letter and the Acquisition Equity Commitment Letters (together, the “Financing Letters”) have been furnished to Navigant. As of the date hereof, (i) each of the Financing Letters is in full force and effect and has not been amended or modified in any respect, (ii) all commitment or other fees required to be paid by CWT and due from CWT as of the date hereof under each of the Financing Letters have been paid in full, and, (iii) to the knowledge of CWT, no event has occurred which (with or without notice, lapse of time or both) would constitute a breach under any of the Financing Letters by CWT or, to the knowledge of CWT, any other party to any of the Financing Letters. Assuming the accuracy of the representations and warranties of Navigant contained in this Agreement and Navigant’s compliance with its covenants contained in this Agreement, to the knowledge of CWT, there are no facts and circumstances on the date hereof that would reasonably be expected to prevent the conditions described in each of the Financing Letters from being satisfied. Assuming the accuracy of the representations and warranties of Navigant contained in this Agreement and Navigant’s compliance with its covenants contained in this Agreement, the aggregate proceeds of (i) the financings contemplated by the Debt Commitment Letters, (ii) the transactions contemplated by the OEP Recap Equity Commitment Letter and (iii) the transactions contemplated by the Acquisition Equity Commitment Letters, when taken together with the available cash of CWT and Navigant and its subsidiaries, are sufficient to pay the aggregate Merger Consideration for all outstanding shares of Navigant Common Stock pursuant to Article II, to pay all amounts required to be paid to holders of Navigant Options pursuant to Section 2.3, to repay any indebtedness of Navigant and its subsidiaries that may become due as a result of the transactions contemplated by this Agreement, to pay all fees and expenses and make all other payments contemplated by this Agreement and to consummate the transactions contemplated by the Accor Transaction Agreement (the financings in clause (i) above and the transactions in clauses (ii) and (iii) above being hereafter collectively referred to as the “Financings”).

3.7 Solvency. Each of CWT and Merger Sub is able to pay its debts generally as they become due and is solvent and will not be, nor will the Surviving Corporation be, as of the Effective Time, rendered insolvent as a result of the transactions contemplated by this Agreement, including the Merger and the Financings. As of the Effective Time and after giving effect to all of the transactions contemplated by this Agreement, including the Merger and the Financings, and assuming the accuracy of the representations and warranties of Navigant in this Agreement and Navigant’s compliance with its covenants under this Agreement, the Surviving Corporation will (a) be able to pay its debts generally as they become due and (b) be able to pay its debts as such debts mature.

3.8 Accor Transaction. A true, complete and fully executed copy of the Accor Transaction Agreement has been furnished to Navigant. As of the date hereof, (a) the Accor Transaction Agreement is in full force and effect and has not been amended or modified in any respect and (b) to the knowledge of CWT, no event has occurred which (with or without notice, lapse of time or both) would constitute a breach under the Accor Transaction Agreement by CWT or to the knowledge of CWT, any other party to the Accor Transaction Agreement (except as would not reasonably be expected to prevent or delay the consummation of the transactions contemplated by this Agreement). Assuming the accuracy of the representations and warranties of Navigant contained in this Agreement and Navigant’s compliance with its covenants under this Agreement, to CWT’s knowledge, there are no facts and circumstances on the date hereof that would reasonably be expected to prevent the conditions described in the Accor Transaction Agreement from being satisfied.

3.9 Ownership of Common Stock. Neither CWT nor Merger Sub nor any of their respective subsidiaries is the beneficial owner of any Navigant Common Stock or has entered into any agreement with any Person to acquire any Navigant Common Stock.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF NAVIGANT

Except as set forth in the Disclosure Schedule that has been prepared by Navigant and delivered by Navigant to CWT and dated the date of this Agreement (the “Navigant Disclosure Schedule”) or as disclosed in the Navigant SEC Documents (as defined below) filed prior to the date of this Agreement if the relevance of such disclosure is reasonably apparent on its face, in order to induce Merger Sub and CWT to enter into this Agreement, Navigant hereby represents and warrants to CWT and Merger Sub as follows:

4.1 Organization and Standing. Navigant is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with full corporate power and authority to own, lease, use and operate its properties and to conduct its business as and where now owned, leased, used, operated and conducted. Each of Navigant’s subsidiaries is an organization duly incorporated, validly existing, and in good standing under the laws of its jurisdiction of incorporation with full corporate power and authority to own, lease, use and operate its properties and to conduct its business as and where now owned, leased, used, operated and conducted. Each of Navigant and its subsidiaries is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the property it owns, leases or operates requires it to so qualify, except where the failure to be so qualified or in good standing in such jurisdiction would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Navigant. Navigant is not in default in the performance, observance or fulfillment of any provision of the Navigant Certificate or the Navigant Bylaws. No subsidiary of Navigant is in default in the performance, observance or fulfillment of any provision of such subsidiary’s certificate of incorporation, bylaws or similar organizational documents. Navigant has heretofore furnished or made available to CWT complete and correct copies of the Navigant Certificate and the Navigant Bylaws and the certificates of incorporation and bylaws or similar organizational documents for each of Navigant’s subsidiaries.

4.2 Subsidiaries. Navigant does not own, directly or indirectly, any equity or other ownership interest in any corporation, partnership, joint venture or other entity or enterprise, except for the subsidiaries set forth in Section 4.2 to the Navigant Disclosure Schedule. Except as set forth in Section 4.2 to the Navigant Disclosure Schedule, Navigant is not subject to any obligation or requirement to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such entity or any other person. Except as set forth in Section 4.2 to the Navigant Disclosure Schedule, Navigant owns, directly or indirectly, each of the outstanding shares of capital stock (or other ownership interests having by their terms ordinary voting power to elect a majority of directors or others performing similar functions with respect to such subsidiary) of each of its subsidiaries. Each of the outstanding shares of capital stock of each of Navigant’s subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and is owned, directly or indirectly, by Navigant free and clear of all liens, pledges, security interests, claims or other encumbrances. The following information for each of Navigant’s subsidiaries is set forth in Section 4.2 to the Navigant Disclosure Schedule, as applicable: (a) its name and jurisdiction of incorporation or organization; (b) its authorized capital stock or share capital; and (c) the number of issued and outstanding shares of capital stock or share capital and the record owner(s) thereof. Other than as set forth in Section 4.2 to the Navigant Disclosure Schedule, there are no outstanding subscriptions, options, warrants, puts, calls, agreements, understandings, claims or other commitments or rights of any type relating to the issuance, sale or transfer of any securities of any of Navigant’s subsidiaries, nor are there outstanding any securities that are convertible into or exchangeable for any shares of capital stock or other voting securities or ownership interests of any of Navigant’s subsidiaries.

4.3 Corporate Power and Authority. Navigant has all requisite corporate power and authority to enter into and deliver this Agreement, to perform its obligations under this Agreement, and, subject to approval of this Agreement and the transactions contemplated by this Agreement by the Navigant Stockholders, to consummate the transactions contemplated by this Agreement. Subject to adoption of this Agreement and the transactions contemplated by this Agreement by the Navigant Stockholders, (i) the execution, performance and delivery of this Agreement by Navigant have been duly authorized by all necessary corporate action on the part of Navigant, and (ii) no other corporate proceedings on the part of Navigant are necessary to authorize or approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Navigant, and, assuming the due authorization, execution and delivery by CWT and Merger Sub, constitutes the legal, valid and binding obligation of Navigant enforceable against it in accordance with its terms except that such enforceability (a) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (b) is subject to general principals of equity.

4.4 Capitalization of Navigant.

(a) Navigant’s authorized capital stock consists solely of (i) 150,000,000 shares of Navigant Common Stock, of which as of March 31, 2006 (the “Capitalization Date”) (A) 15,515,000 shares are issued and outstanding, (B) 1,231,000 shares are issued and held in treasury (which does not include the shares reserved for issuance set forth in clause (C) below or the shares referred to in clause (D) below), (C) no shares are reserved for issuance upon the exercise of all outstanding Navigant Options or other stock based awards, and (D) a sufficient number of shares are reserved for issuance upon the exercise of conversion rights pursuant to all outstanding convertible debt instruments of Navigant and its subsidiaries; and (ii) 5,000,000 shares of preferred stock, par value $0.001 per share, of which as of the Capitalization Date (A) none are issued and outstanding and (B) 40,000 shares are designated Series A Preferred Stock and are reserved for issuance upon exercise of the rights issued pursuant to the Navigant Rights Plan (as defined in Section 4.27). As of the Capitalization Date, there are outstanding Navigant Options to purchase an aggregate of 2,565,838 shares of Navigant Common Stock. Since the Capitalization Date through the date hereof, (x) no capital stock of Navigant has been issued except pursuant to the exercise or conversion of Navigant Options or convertible securities referred to in this Section 4.4(a) and (y) no Navigant Options have been granted. As of the Capitalization Date and based upon the Merger Consideration, Navigant’s 4.875% convertible subordinated debentures due 2023 (the “Convertible Debentures”) would be convertible into an aggregate maximum of 5,315,124 shares of Navigant Common Stock (after taking into account the adjustment to the conversion rate of the Convertible Debentures contemplated by the First Supplemental Indenture, dated as of July 22, 2005, between Navigant and Wells Fargo Bank, National Association, as trustee thereunder, as a result of the Merger).

(b) Other than as set forth in Section 4.4(a) of this Agreement and on Section 4.4 of the Navigant Disclosure Schedule, there are no outstanding (i) shares of Navigant capital stock or Navigant voting securities, (ii) subscriptions, options, warrants, puts, calls, agreements, understandings, claims or other commitments or rights of any type relating to the issuance, sale, repurchase or transfer of any securities of Navigant, or (iii) securities that are convertible into or exchangeable for any shares of Navigant capital stock or Navigant voting securities, and neither Navigant nor any of its subsidiaries has any obligation of any kind to issue any additional securities or to pay for, repurchase, redeem or otherwise acquire any securities of Navigant or any of its subsidiaries or any of their respective predecessors.

(c) None of Navigant’s subsidiaries owns any capital stock of Navigant. Each outstanding share of Navigant capital stock is, and each share of Navigant capital stock that may be issued will be, when issued, duly authorized and validly issued, fully paid and nonassessable, and not subject to any preemptive or similar rights. The issuance and sale of all of the shares of capital stock described in this Section 4.4 have been in compliance in all material respects with United States federal and state securities laws. Section 4.4 to the Navigant Disclosure Schedule states the number of shares of Navigant Common Stock issuable to each holder of Navigant Options as of the Capitalization Date, including the applicable vesting schedule, exercise price and whether the Navigant Option is intended to qualify as an “incentive stock option” (within the meaning of Section 422 of the Code). Except as set forth in Section 4.4 to the Navigant Disclosure Schedule, neither Navigant nor any of its subsidiaries has agreed to register any securities under the Securities Act of 1933, as amended (together with the rules and regulations thereunder, the “Securities Act”) or under any state securities law or granted registration rights to any individual or entity; complete and correct copies of any such agreements have previously been provided or made available to CWT.

4.5 Conflicts; Consents and Approvals. Except as set forth in Section 4.5 of the Navigant Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will:

(a) conflict with, or result in a breach of any provision of, the Navigant Certificate or the Navigant Bylaws;

(b) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event that, with the giving of notice, the passage of time or otherwise, would constitute a default) under, or entitle any person (with the giving of notice, the passage of time or otherwise) to terminate, accelerate, modify or call a default under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Navigant or any of its subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, contract, undertaking, agreement, lease or other instrument or obligation to which Navigant or any of its subsidiaries is a party;

(c) violate any order, writ, injunction, decree, or, subject to the matters referred to in clauses (i) and (ii) of paragraph (d) below, any statute, rule or regulation applicable to Navigant or any of its subsidiaries or any of their respective properties or assets; or

(d) require any action or consent or approval of, or review by, or registration or filing by Navigant or any of its affiliates with, any third party or any Governmental Authority, other than (i) approval of this Agreement and the transactions contemplated by this Agreement by Navigant Stockholders, (ii) actions required by the HSR Act and Foreign Antitrust Laws, (iii) compliance with any United States federal and state securities laws, and (iv) the filing with the Delaware Secretary of State of the Certificate of Merger;

other than in the case of Sections 4.5(b), 4.5(c) and 4.5(d) those exceptions that would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Navigant.

4.6 Brokerage and Finders’ Fees; Expenses. Except for Navigant’s obligations to The Blackstone Group, L.P. (“Blackstone”) (true and complete copies of all agreements relating to such obligations having previously been provided or made available to CWT), neither Navigant nor any director, officer, employee or subsidiary of Navigant, has incurred or will incur on behalf of Navigant or its subsidiaries, any brokerage, finders’, advisory or similar fee in connection with the transactions contemplated by this Agreement. Section 4.6 to the Navigant Disclosure Schedule discloses Navigant’s best estimate as of the date hereof of the maximum aggregate amount of all fees and expenses that will be paid or will be payable after the date hereof by Navigant and its subsidiaries to all attorneys, accountants and investment bankers in connection with the Merger and the transactions contemplated by this Agreement.

4.7 Navigant SEC Documents.

(a) Except as set forth in Section 4.7(a) of the Navigant Disclosure Schedule, Navigant and its subsidiaries have timely filed with the Commission all registration statements, prospectuses, forms, reports, schedules, statements and other documents (as supplemented and amended since the time of filing, collectively, the “Navigant SEC Documents”) required to be filed by them since January 1, 2003 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”) or the Securities Act. The Navigant SEC Documents, including any financial statements or schedules included in the Navigant SEC Documents, at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) or, in the case of any Navigant SEC Document amended or superseded by a filing prior to the date of this Agreement, then solely on the date of such amending or superseding filing, (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be. The financial statements of Navigant and its subsidiaries included in the Navigant SEC Documents (i) have been prepared from, and are in accordance with, the books and records of Navigant and its subsidiaries, (ii) at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) or, in the case of any Navigant SEC Document amended or superseded by a filing prior to the date of this Agreement, then solely on the date of such amending or superseding filing, complied as to form in all material respects with the applicable accounting requirements and with the published rules and regulations of the Commission with respect thereto, (iii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of unaudited statements, as permitted by Form 10-Q of the Commission), and (iv) fairly present (subject, in the case of unaudited statements, to normal, recurring audit adjustments) the consolidated financial position of Navigant and its consolidated subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows (and changes in financial position, if any) for the periods then ended. None of Navigant’s subsidiaries is subject to the periodic reporting requirements of the Exchange Act or required to file any form, report or other document with the Commission, The Nasdaq National Market, any stock exchange or any other comparable Governmental Authority.

(b) With respect to each Annual Report on Form 10-K and each Quarterly Report on Form 10-Q included in the Navigant SEC Documents filed since March 31, 2003, the financial statements and other financial information included in each such Navigant SEC Document fairly present (within the meaning of the Sarbanes-Oxley Act of 2002) in all material respects the financial condition and results of operations of Navigant as of, and for, the periods presented in the Navigant SEC Documents. Since March 31, 2003, Navigant’s principal executive officer and its principal financial officer have disclosed to Navigant’s auditors and the audit committee of the Navigant Board (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect Navigant’s ability to record, process, summarize and report financial information and have identified for Navigant’s auditors any material weaknesses in internal controls and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Navigant’s internal controls over financial reporting and Navigant has provided to CWT copies of any written materials relating to the foregoing. Navigant has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to Navigant, including its consolidated subsidiaries, is made known to Navigant’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared, and, to the knowledge of Navigant, such disclosure controls and procedures are effective to ensure that all material information required to be included in Navigant’s periodic reports required under the Exchange Act is made known on a timely basis to the individuals responsible for filing the Navigant SEC Documents. Except as set forth in Section 4.7(b) to the Navigant Disclosure Schedule, there are no outstanding loans made by Navigant or any of its subsidiaries to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Navigant. Since the enactment of the Sarbanes-Oxley Act of 2002, neither Navigant nor any of its subsidiaries has made any loans to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Navigant or any of its subsidiaries.

4.8 Undisclosed Liabilities. Except (a) as and to the extent disclosed or reserved against on the balance sheet of Navigant as of December 25, 2005 included in the Navigant SEC Documents, (b) as incurred after the date thereof in the ordinary course of business consistent with prior practice and not prohibited by this Agreement or (c) as set forth in Section 4.8 to the Navigant Disclosure Schedule, neither Navigant nor any of its subsidiaries has any liabilities or obligations of any nature, whether absolute, accrued, contingent or otherwise and whether due or to become due, that would be required by GAAP to be reflected on a consolidated balance sheet of Navigant and its subsidiaries (or disclosed in the notes thereto).

4.9 Information Supplied. At the date the Proxy Statement is mailed to the Navigant Stockholders and at the time of the Navigant Stockholders Meeting, the Proxy Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary, in order to make the statements therein in light of the circumstances under which they are made, not misleading. The representation contained in the immediately preceding sentence will not apply to statements or omissions included in the Proxy Statement based upon information furnished to Navigant by CWT or Merger Sub specifically for use therein. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act.

4.10 Compliance with Law. Navigant and its subsidiaries hold all franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates,

approvals and orders of all Governmental Authorities necessary for the lawful conduct of their respective businesses (the “Navigant Permits”), except for failures to hold such Navigant Permits that would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Navigant. Navigant and its subsidiaries are in compliance with the terms of the Navigant Permits, except where the failure so to comply would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Navigant. The businesses of Navigant and its subsidiaries are not being conducted in violation of any Applicable Law, except for violations that would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Navigant. Except as set forth in Section 4.10 to the Navigant Disclosure Schedule, no investigation or review by any Governmental Authority with respect to Navigant or any of its subsidiaries is pending or, to the knowledge of Navigant, threatened, nor has any Governmental Authority indicated in writing an intention to conduct any such investigation or review, other than, in each case, those the outcome of which would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Navigant.

4.11 Litigation. There is no suit, claim, action, proceeding, hearing, notice of violation, demand letter or, to the knowledge of Navigant, investigation (each, an “Action”) pending, or, to the knowledge of Navigant, threatened, against Navigant or any of its subsidiaries or any executive officer or director of Navigant or any of its subsidiaries that would, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Navigant. Neither Navigant nor any of its subsidiaries is subject to any outstanding order, writ, injunction or decree that would, individually or in the aggregate, insofar as can be reasonably foreseen, have or reasonably be expected to have a Material Adverse Effect on Navigant.

4.12 Absence of Certain Changes or Events.

(a) Since December 25, 2005, there has not been any Material Adverse Effect on Navigant or any event, change, effect or development that would, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Navigant.

(b) There has not been any action taken by Navigant or any of its subsidiaries from December 25, 2005 through the date of this Agreement that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 5.3(a).

4.13 Taxes.

(a) Navigant and each of its subsidiaries has filed all material Tax Returns (as defined in Section 4.13(b)) required to be filed by it. All such Tax Returns were true, correct and complete in all material respects, and Navigant and each of its subsidiaries has paid or caused to be paid all material Taxes in respect of the periods covered by such Tax Returns other than Taxes for which appropriate reserves have been established in accordance with GAAP. Each of Navigant and its subsidiaries has timely withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, independent contractor, shareholder or other third party. Neither Navigant nor any of its subsidiaries is currently the beneficiary of any extension of time within which to file any material Tax Return. There are no material security interests on any of the assets of Navigant or any of its subsidiaries that arose in connection with any failure to pay any Tax when due (taking into account relevant extensions), except with respect to such Taxes that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP. There is no claim or dispute concerning any material Tax liability of Navigant or its subsidiaries either (i) claimed or raised by any Governmental Authority in writing or (ii) as to which any of the directors and officers (and employees responsible for Tax matters) of Navigant and its subsidiaries has knowledge based on personal contact with any agent of such Governmental Authority. No issue has been raised in writing in any examination by any Governmental Authority with respect to Navigant or any subsidiary which, by application of similar principles, reasonably could be expected to result in a proposed material increase in Tax, in excess of that provided for in any reserve for Taxes, for any other period not so examined. All material income Tax Returns required to be filed by or with respect to Navigant or any of its subsidiaries through the year 2002 have been examined by the Internal Revenue Service or other appropriate taxing authority and the examination concluded, or are Tax Returns with respect to which the period during which any assessments may be made by the Internal Revenue Service or other appropriate taxing authority has expired (taking into account any extension or waiver thereof). There are no outstanding agreements or waivers extending the statutory period of limitation applicable to any material Tax Return of Navigant or any of its subsidiaries. Neither Navigant nor any of its subsidiaries (i) has been a member of a group filing consolidated returns for federal income Tax purpose (except for the group of which Navigant is the common parent), (ii) has any liability for the Taxes of any person (other than Navigant and its subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferor or successor, by contract or otherwise, or (iii) is a party to any Tax sharing or Tax indemnity agreement or any other agreement of a similar nature involving a material amount of Taxes that remains in effect. Navigant has not constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement (or will constitute such a corporation in two (2) years prior to this Agreement) or (ii) in a distribution that otherwise constitutes part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger. Navigant has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. No foreign subsidiary of Navigant is (i) engaged in a United States trade or business for federal income tax purposes or (ii) a passive foreign investment company or a shareholder, directly or indirectly, in a passive foreign investment company, each within the meaning of the Code.

(b) “Tax Returns” means returns, reports and forms required to be filed with any Governmental Authority of the United States or any other relevant jurisdiction responsible for the imposition or collection of Taxes.

(c) “Taxes” means (i) all taxes (whether United States federal, state or local or foreign) based upon or measured by income and any other tax whatsoever, including gross receipts, profits, sales, use, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, employment, excise, or property taxes, together with any interest or penalties imposed with respect thereto, imposed upon Navigant or any of its subsidiaries and

(ii) any obligations under any agreements or arrangements with respect to any taxes described in clause (i) above.

4.14 Intellectual Property.

(a) For purposes of this Agreement, (i) “Intellectual Property Right” means any trademark, service mark, trade name, mask work, invention, patent, trade secret, copyright, know how or proprietary information contained on any website, processes, formulae, products, technologies, discoveries, apparatus, Internet domain names, trade dress and general intangibles of like nature (together with goodwill), customer lists, confidential information, licenses, software, databases and compilations including any and all collections of data and all documentation thereof (including any registrations or applications for registration of any of the foregoing) or any other similar type of proprietary intellectual property right, and (ii) “Navigant Intellectual Property Right” means all Intellectual Property Rights owned by Navigant or any of its subsidiaries that are used or held for use by Navigant or any of its subsidiaries.

(b) Navigant and its subsidiaries own, or are validly licensed or otherwise have the right to use, all Intellectual Property Rights used in the conduct of their businesses, except where the failure to own or possess valid rights to such Intellectual Property Rights would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Navigant. No Navigant Intellectual Property Right is subject to any outstanding judgment, injunction, order, decree or agreement restricting the use thereof by Navigant or any of its subsidiaries or restricting the licensing thereof by Navigant or any of its subsidiaries to any Person (as defined in Section 5.3(b)(i)(B)), except for any judgment, injunction, order, decree or agreement which would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Navigant. Neither Navigant nor any of its subsidiaries is infringing on any other Person’s Intellectual Property Rights and to the knowledge of Navigant no Person is infringing on any Navigant Intellectual Property Rights, except, in either case, as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Navigant. Except for such matters as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Navigant, (i) neither Navigant nor any of its subsidiaries is a defendant in any action, suit, investigation or proceeding relating to, or otherwise was notified of, any claim alleging infringement by Navigant or any of its subsidiaries of any other Person’s Intellectual Property Right and (ii) Navigant and its subsidiaries have no outstanding claim or suit for any continuing infringement by any other Person of any Navigant Intellectual Property Rights.

4.15 Employee Benefit Plans.

(a) For purposes of this Agreement, the following terms have the definitions given below:

(i) “Controlled Group Liability” means any and all liabilities, contingent or otherwise (A) under Title IV of ERISA (as defined below), (B) under Section 302 of ERISA, (C) under Sections 412 and 4971 of the Code, (D) resulting from a violation of the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code or the group health plan requirements of Sections 601 et seq. of the Code and Section 601

et seq. of ERISA, and (E) under corresponding or similar provisions of foreign laws or regulations, in each case, other than pursuant to the Plans (as defined below).

(ii) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, together with the rules and regulations thereunder.

(iii) “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(iv) “Plans” means all material employee benefit plans, programs, agreements, and other arrangements providing benefits to any current or former employee, consultant or director in respect of services provided to Navigant or any of its subsidiaries or to any beneficiary or dependent thereof, and whether covering one individual or more than one individual, sponsored or maintained by Navigant or any of its subsidiaries or to which Navigant or any of its subsidiaries contributes or is obligated to contribute or could have any liability or is party. Without limiting the generality of the foregoing, the term ”Plans” includes any defined benefit or defined contribution pension plan, profit sharing plan, stock ownership plan, deferred compensation agreement or arrangement, vacation pay, health, sickness, life, disability or death benefit plan (whether provided through insurance, on a funded or unfunded basis or otherwise), employee stock option or stock purchase plan, bonus or incentive plan or program, severance pay plan, agreement, arrangement or policy (including statutory severance and termination indemnity plans), practice or agreement, employment agreement, retiree medical benefits plan and each other employee benefit plan, program or arrangement including each “employee benefit plan” (within the meaning of Section 3(3) of ERISA).

(b) Section 4.15(b) to the Navigant Disclosure Schedule lists all Plans, and denotes each Plan that is subject to the laws of any jurisdiction outside of the United States. With respect to each Plan, Navigant has provided or made available to CWT a true, correct and complete copy of the following (where applicable): (i) each writing constituting a part of such Plan, including, without limitation, all plan documents (including amendments), benefit schedules, trust agreements, and insurance contracts and other funding vehicles; (ii) the two most recent Annual Reports (Form 5500 Series) and accompanying schedules, if any; (iii) the current summary plan description, if any; and any material modifications thereto (in each case, whether or not required to be furnished under ERISA); (iv) the most recent annual financial report, if any; (v) the two most recent actuarial valuations for any defined pension benefit plans; (vi) any material notices provided either to any participants in any Plan or to any Governmental Authority (or any material communications from any Governmental Authority) relative to any Plan in the past five years; and (vii) the most recent determination letter from the Internal Revenue Service, if any. Except as specifically provided in the foregoing documents provided or made available to CWT, there are no amendments to any Plan that have been adopted or approved, nor has Navigant or any of its subsidiaries undertaken to make any such amendments or to adopt or approve any new Plan.

(c) The Internal Revenue Service has issued a favorable determination letter with respect to each Plan that is intended to be a “qualified plan” (within the meaning of Section 401(a) of the Code) (a “Qualified Plan”), and all applicable foreign qualifications or registration requirements have been satisfied with respect to any Plan maintained outside the United States. There are no existing circumstances nor any events that have occurred that could reasonably be expected to adversely affect the qualified status of any Qualified Plan or the related trust or the qualified or registered status of any Plan or trust maintained outside the United States.

(d) All contributions required to be made by Navigant or any of its subsidiaries or any of their respective ERISA Affiliates to any Plan by Applicable Laws or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Plan, through the date hereof have been timely made or paid in full and through the Closing Date will be timely made or paid in full. To the extent applicable and except as disclosed in the Navigant SEC Documents filed by Navigant since January 1, 2003, all Plans and related trusts maintained outside the United States are fully funded and/or fully book reserved on a projected benefit obligation basis in accordance with Applicable Laws and GAAP.

(e) Navigant and its subsidiaries and their respective ERISA Affiliates have complied, and are now in compliance with all provisions of ERISA, the Code and all laws and regulations (including any local Applicable Laws) applicable to the Plans in all material respects. Each Plan has been operated in compliance with its terms in all material respects. To the knowledge of Navigant, there is not now, and there are no existing circumstances that would reasonably be expected to give rise to, any requirement for the posting of security with respect to a Plan or the imposition of any pledge, lien, security interest or encumbrance on the assets of Navigant or any of its subsidiaries or any of their respective ERISA Affiliates under ERISA or the Code, or similar Applicable Laws of foreign jurisdictions.

(f) No Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code. No Plan is a “multiemployer plan” (within the meaning of Section 4001(a)(3) of ERISA) (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control (within the meaning of Section 4063 of ERISA) (a “Multiple Employer Plan”), nor has Navigant or any of its subsidiaries or any of their respective ERISA Affiliates, at any time within six years before the date of this Agreement, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan.

(g) There does not now exist, and there are no existing circumstances that could reasonably be expected to result in, any Controlled Group Liability that would be a material liability of Navigant or any of its subsidiaries following the Closing. Without limiting the generality of the foregoing, neither Navigant nor any of its subsidiaries nor any of their respective ERISA Affiliates has engaged in any transaction described in Section 4069 or that constitutes a withdrawal or partial withdrawal under Section 4201 et seq. of ERISA.

(h) Except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA and except as set forth in Section 4.15(h) to the Navigant

Disclosure Schedule, neither Navigant nor any of its subsidiaries has any material liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof. There has been no communication to employees of Navigant or its subsidiaries that could reasonably be expected or interpreted to promise or guarantee such employees retiree health or life insurance benefits or other retiree death benefits on a permanent basis.

(i) Except as disclosed in Section 4.15(i) to the Navigant Disclosure Schedule or as provided in Section 2.3(a) of this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will result in, cause the accelerated vesting or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or consultant of Navigant or any of its subsidiaries (either alone or in conjunction with any other event) under any Plan whether or not such payment would constitute a parachute payment (within the meaning of Section 280G of the Code). To the knowledge of Navigant, (i) the data underlying the analysis provided by Navigant to CWT of estimated exposure of nine Navigant employees to the tax imposed by Section 4999 of the Code is complete and accurate, and (ii) no other service provider of Navigant and its subsidiaries could reasonably be expected to receive payments or benefits in connection with the transactions contemplated hereby (either alone or in conjunction with any other event) that would result in the imposition of tax under such section.

(j) Except as disclosed in Section 4.15(j) to the Navigant Disclosure Schedule, there are no pending, or, to the knowledge of Navigant, threatened, Actions (other than claims for benefits in the ordinary course) that have been asserted or instituted against any Plan, any fiduciaries thereof with respect to their duties to any Plan or the assets of any of the trusts under any Plan that could reasonably be expected to result in any material liability of Navigant or any of its subsidiaries to the Pension Benefit Guaranty Corporation, the United States Department of Treasury, the United States Department of Labor or any Multiemployer Plan, or to comparable entities or Plans under Applicable Laws of jurisdictions outside the United States.

(k) No disallowance of a deduction under Section 162(m) of the Code for employee reimbursement or compensation of any amount paid or payable by Navigant or any of its subsidiaries has occurred or is reasonably expected to occur.

(l) The terms and conditions of the United Healthcare Insurance Company Personal Benefit Account Plan for the 2006 plan year are not materially different than the terms and conditions set forth in the summary plan description, previously provided to CWT, titled “United HealthCare Insurance Company iPlan Personal Benefit Account” and indicating that the “Effective Date” of the plan was January 1, 2005.

4.16 Contracts; Indebtedness.

(a) Except as set forth in Section 4.16 of the Navigant Disclosure Schedule or listed as an exhibit to Navigant’s Annual Report on Form 10-K for the year ended December 25, 2005 (together with the contracts listed on Section 4.16 of the Navigant Disclosure Schedule, the “Material Contracts”), neither Navigant nor any of its subsidiaries is a party to, and none of their respective properties or assets are bound by, any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S K of the Commission). Each such Material

Contract is a valid, binding and enforceable obligation of Navigant or its subsidiaries and, to Navigant’s knowledge, of the other party or parties thereto, in accordance with its terms, and in full force and effect, and, upon consummation of the transactions contemplated by this Agreement shall be in full force and effect without penalty or other adverse consequence, except where the failure to be valid, binding, enforceable and in full force and effect would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Navigant and to the extent as may be limited by applicable bankruptcy, insolvency, moratorium or other laws affecting the enforcement of creditors’ rights generally or by general principles of equity. As of the date hereof and, except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Navigant, as of the Closing Date, neither Navigant nor any subsidiary of Navigant has received any notice from any other party to any such Material Contract, and otherwise has no knowledge that such third party intends to terminate, or not renew any Material Contract, or is seeking the renegotiation thereof in any material respect or substitute performance thereunder in any material respect. As of the date hereof, all Material Contracts are either publicly filed with the Commission and available via EDGAR or Navigant has made available to CWT true and correct copies of all such contracts. Neither Navigant nor any of its subsidiaries, and, to the knowledge of Navigant, no other party thereto, is in violation of or in default under any Material Contract (nor does there exist any condition which upon the passage of time or the giving of notice or both would cause such a violation of or default thereunder by Navigant or any of its subsidiaries or, to Navigant’s knowledge, by any third party), except for violations or defaults that would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Navigant.

(b) Except as set forth in Section 4.16(b) of the Navigant Disclosure Schedule, neither Navigant nor any of its subsidiaries is a party to or otherwise bound by (i) any agreement containing covenants purporting to limit in any material respect the freedom of Navigant or any of its subsidiaries or employees to compete in any line of business or sell, supply or distribute any service or product, in each case, in any geographic area or to hire any individual or group of individuals or any similar obligation or limitation (with such obligation or limitation described in Section 4.16(b) of the Navigant Disclosure Schedule), (ii) any agreement that, after the Effective Time, would have the effect of limiting in any material respect the freedom of CWT or any of its subsidiaries or employees to compete in any line of business or sell, supply or distribute any product or service, in each case, in any geographic area or to hire any individual or group of individuals or any similar obligation or limitation (with such obligation or limitation described in Section 4.16(b) of the Navigant Disclosure Schedule), or (iii) any acquisition agreement containing “earn-out” or other contingent payment obligations.

(c) Section 4.16(c) of the Navigant Disclosure Schedule sets forth (i) a list of all agreements, instruments and other obligations pursuant to which any indebtedness for borrowed money of Navigant or any of its subsidiaries in an aggregate principal amount in excess of $2,500,000 is outstanding or may be incurred, (ii) the respective principal amounts outstanding thereunder as of the date of this Agreement, and (iii) a list of all agreements that relate to guaranties by Navigant or any of its subsidiaries of the indebtedness of any other Person.

(d) Section 4.16(d) of the Navigant Disclosure Schedule sets forth a list of all material oral or written contracts and agreements which (i) involve the provision or procurement of any GDS services by Navigant or any of its subsidiaries or are otherwise with any GDS or affiliate thereof, (ii) includes as a counterparty the Airline Reporting Corporation (“ARC”) or the International Air Transport Association Network (“IATAN”), or (iii) subcontracts another party to provide travel services involving payments in excess of $250,000 per year. For the purposes of this Agreement, “GDS” means an electronic distribution system(s) for the travel industry that enables airlines, rail operators, hotels, car rental companies and other providers of travel-related services to display, distribute and sell their services to travel agencies, corporations, and/or individuals through various distribution channels.

4.17 Labor Matters.

(a) Neither Navigant nor any of its subsidiaries has any labor contracts or collective bargaining agreements with any persons employed by Navigant or any of its subsidiaries or any persons otherwise performing services primarily for Navigant or any of its subsidiaries. There is no labor strike, dispute or stoppage pending, or, to the knowledge of Navigant or any of its subsidiaries, threatened, against Navigant or any of its subsidiaries, and neither Navigant nor any of its subsidiaries has experienced any labor strike, dispute or stoppage or other material labor difficulty involving its employees since January 1, 2004. To the knowledge of Navigant, since January 1, 2004, no campaign or other attempt for recognition has been made by any labor organization or employees with respect to employees of Navigant or any of its subsidiaries. Neither Navigant nor any of its subsidiaries is engaged in any unfair labor practice. Navigant and its subsidiaries are in compliance, and at all times since January 1, 2004 have been in compliance in all material respects with Applicable Laws with respect to the employment of employees and independent contractors of Navigant and its subsidiaries. No employee of Navigant or its subsidiaries has been inappropriately treated as an independent contractor.

(b) As of the date hereof, no executive officer or senior management employee of Navigant or any of its subsidiaries has given notice to Navigant or any of its subsidiaries, nor is Navigant or any of its subsidiaries otherwise aware that any such executive officer or senior management employee intends to terminate his or her employment with Navigant or any of its subsidiaries.

(c) As of the date hereof, to the knowledge of Navigant, no executive officer or senior management employee of Navigant or any of its subsidiaries is in violation in any respect of any term of any employment or services contract, patent disclosure agreement, noncompetition agreement, or any restrictive covenant to a former employer which would reasonably be expected to impede the right of any such executive officer or senior management employee to be employed or engaged by Navigant or any of its subsidiaries because of the nature of the business conducted or presently proposed to be conducted by Navigant or any of its subsidiaries or to the use of trade secrets or proprietary information of others.

(d) Navigant and its subsidiaries have in the past been and are in compliance in all material respects with Applicable Laws with respect to employment, employment practices, employee and independent contractor classification, labor relations, safety and health, wages, hours and terms and conditions of employment. Navigant and its subsidiaries have complied with their payment obligations to all employees of Navigant and its subsidiaries in respect of all wages, salaries, commissions, bonuses, benefits and other compensation due and payable to such employees under each Navigant policy, practice, agreement, plan, program or Applicable Laws in all material respects.

4.18 Real Property. Except for such matters as would not, individually or in the aggregate, have a Material Adverse Effect on Navigant, each of Navigant and its subsidiaries has good and valid title to the real property owned by it, and valid and subsisting leasehold estates in the real property leased by it, in each case subject to no lien or encumbrance, except Permitted Liens. “Permitted Liens” means (a) liens and encumbrances consisting of zoning or planning restrictions, easements, permits and other restrictions or limitations on the use of real property or irregularities in title thereto and actually known by Navigant that do not materially impair the use of such property by Navigant or any of its subsidiaries in the operation of their respective business, (b) liens and encumbrances of carriers, warehousemen, mechanics, suppliers, materialmen or repairmen arising in the ordinary course of business or (c) interests of the lessor to any leased property.

4.19 Environmental Matters. Except for such matters as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Navigant: (a) the properties, operations and activities of Navigant and its subsidiaries are in compliance with all applicable Environmental Laws (as defined below) and Environmental Permits (as defined below) and all past noncompliance of Navigant or any of its subsidiaries with any Environmental Laws or Environmental Permits has been resolved without any pending, ongoing or future obligation, cost or liability; (b) Navigant and its subsidiaries and the properties and operations of Navigant and its subsidiaries are not subject to any existing, pending, or, to the knowledge of Navigant, threatened, Action by or before any Governmental Authority under any Environmental Laws; (c) there has been no release of any Hazardous Material (as defined below) into the environment by Navigant or its subsidiaries or in connection with their current or former properties or operations; and (d) there has been no exposure of any Hazardous Material, pollutant or contaminant in connection with the current or former properties, operations and activities of Navigant and its subsidiaries. Except for such matters as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Navigant, neither Navigant nor its subsidiaries has knowledge of or has received notice of any past, present or future events, conditions, circumstances, activities, practices, incidents, actions or plans which may interfere with or prevent compliance or continued compliance by Navigant or its subsidiaries with any Environmental Laws. “Environmental Laws” means all United States federal, state or local or foreign laws relating to pollution or protection of human health or the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), including laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or industrial, toxic or hazardous substances or wastes (collectively, “Hazardous Materials”) into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder. “Environmental Permit” means any permit, approval, grant, consent, exemption, certificate order, easement, variance, franchise, license or other authorization required under or issued pursuant to any applicable Environmental Laws.

4.20 Insurance. Section 4.20 of the Navigant Disclosure Schedule sets forth a list of all material insurance policies (including information on the premiums payable in connection therewith and the scope and amount of the coverage and deductibles provided thereunder) maintained by Navigant or any of its subsidiaries which policies have been issued by insurers, which are reputable and financially sound and provide coverage for the operations conducted by Navigant and its subsidiaries of a scope and coverage consistent with customary industry practice for companies engaged in businesses similar to that of Navigant and its subsidiaries.

4.21 Opinion of Financial Advisor. The Navigant Board has received the written opinion of Blackstone, Navigant’s financial advisor, dated on or about the date of this Agreement, to the effect that, as of the date of such opinion, the Merger Consideration to be received by the Navigant Stockholders pursuant to this Agreement is fair, from a financial point of view, to the Navigant Stockholders, other than CWT and its affiliates. Navigant shall provide a complete and correct signed copy of such opinion to CWT as soon as practicable after the date of this Agreement, solely for information purposes. Such written opinion has not been withdrawn or revoked or otherwise modified in any material respect and Navigant has received the consent of Blackstone to include such written opinion in the Proxy Statement.

4.22 Board Recommendation; Required Vote. The Navigant Board, at a meeting duly called and held, has, by unanimous vote of those directors present, (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, fair to and in the best interests of the Navigant Stockholders; (b) declared advisable and in all respects approved and adopted this Agreement, and the transactions contemplated by this Agreement, including the Merger; and (c) resolved to recommend that the Navigant Stockholders approve and adopt this Agreement and the Merger (the “Navigant Board Recommendation”). The affirmative vote of holders of a majority of the outstanding shares of Navigant Common Stock to adopt this Agreement and the Merger is the only vote of the holders of any class or series of capital stock of Navigant necessary to adopt this Agreement and approve the transactions contemplated by this Agreement, including the Merger.

4.23 Section 203 of the DGCL. Prior to the date of this Agreement, the Navigant Board has taken all action necessary so that the restrictions on business combinations contained in Section 203 of the DGCL will not apply with respect to or as a result of this Agreement or the transactions contemplated hereby or thereby, including the Merger, without any further action on the part of the Navigant Stockholders or the Navigant Board. True and complete copies of all resolutions of the Navigant Board reflecting such actions have been previously provided or made available to CWT. No other state takeover statute is applicable to the Merger.

4.24 Customers.

(a) Section 4.24(a) of the Navigant Disclosure Schedule sets forth the names and addresses of the thirty largest customers (each, a “Major Customer”) of Navigant and its subsidiaries (based on the dollar volume of purchases during the 12 months ended December 31, 2005). Except as disclosed in Section 4.24(a) of the Navigant Disclosure Schedule, as of the date hereof and, except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Navigant, as of the Closing Date, neither Navigant nor any of its subsidiaries has received a notice from any Major Customer that it will cease or materially reduce in the future, the use of such products, equipment, goods or services of Navigant or any of its subsidiaries, and, to the knowledge of Navigant, as of the date hereof and, except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Navigant, as of the Closing Date, there is no valid reason to believe that any such customer will take any of the foregoing actions. In addition, as of the date hereof and, except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Navigant, as of the Closing Date, no Major Customer is otherwise involved in a material dispute with Navigant or any of its subsidiaries. Section 4.24(a) of the Navigant Disclosure Schedule describes each termination or nonrenewal that has occurred during the 2005 calendar year with respect to any contract with any customer involving payments in excess of $1,000,000 per year. Section 4.24(a) of the Navigant Disclosure Schedule also describes each termination or nonrenewal that has occurred between January 1, 2006 and the date of this Agreement with respect to any contract with any customer involving payments reasonably expected to be in excess of $1,000,000 for the 2006 calendar year.

(b) Except as set forth in Section 4.24(b) of the Navigant Disclosure Schedule, to the knowledge of Navigant, no customer of Navigant or any of its subsidiaries that is material to Navigant and its subsidiaries, taken as a whole, has any direct, contractual relationship with a GDS in lieu of, or in addition to, receiving the benefit of the services of a GDS pursuant to a contractual relationship with Navigant or any of its subsidiaries. Except as set forth in Section 4.24(b) of the Navigant Disclosure Schedule, no agreement between Navigant or any of its subsidiaries that is material to Navigant and its subsidiaries, taken as a whole, on the one hand, and any customer of Navigant or any of its subsidiaries, on the other hand, requires Navigant or any of its subsidiaries to use the services of a specified GDS when providing services to such customer.

(c) Section 4.24(c) of the Navigant Disclosure Schedule lists each material customer being serviced by TQ3 Travel Solutions Management Holding GmbH (or any successor thereto) or its affiliates.

4.25 Suppliers.

(a) Section 4.25(a) of the Navigant Disclosure Schedule sets forth the names and addresses of the ten largest third party vendors providing air, ground, water or other transportation, lodging, auto rental and the like (each, a “Major Travel Supplier”) of Navigant (based on the dollar volume of purchases of goods or services by Navigant during the 12 months ended December 31, 2005). Except as disclosed in Section 4.25(a) of the Navigant Disclosure Schedule, as of the date hereof and, except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Navigant, as of the Closing Date, neither Navigant nor any of its subsidiaries has received any written notice from any Major Travel Supplier that any such Major Travel Supplier will not sell raw material, supplies, services, merchandise and other goods to Navigant or any of its subsidiaries at any time after the Closing Date on terms and conditions substantially similar to those currently in effect, subject only to general and customary price increases, and, to the knowledge of Navigant, as of the date hereof and, except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Navigant, as of the Closing Date, there is no valid reason to believe that any such supplier or service provider will take any of the foregoing actions. In addition, as of the date hereof and, except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Navigant, as of the Closing Date, no Major Travel Supplier is otherwise involved in a material dispute with Navigant or any of its subsidiaries. Section 4.25(a) of the Navigant Disclosure Schedule describes each termination or nonrenewal that has occurred during the 2005 calendar year with respect to any contract with any supplier or service provider involving payments in excess of $1,000,000 per year. Section 4.25(a) of the Navigant Disclosure Schedule also describes each termination or nonrenewal that has occurred between January 1, 2006 and the date of this Agreement with respect to any contract with any supplier or service provider involving payments reasonably expected to be in excess of $1,000,000 for the 2006 calendar year.

(b) Section 4.25(b) of the Navigant Disclosure Schedule lists each material agreement with a third party vendor providing air, ground, water or other transportation, lodging, auto rental and the like with respect to which TQ3 Travel Solutions GmbH is a party.

4.26 ARC and IATAN Numbers; Registration as Travel Supplier.

(a) Navigant or subsidiaries of Navigant (i) have a valid and current agreement with ARC establishing Navigant or subsidiaries of Navigant as an approved ARC agent and Navigant and its subsidiaries are in compliance in all material respects with such agreement; (ii) have all rights to the ARC numbers listed in Section 4.26(a) of the Navigant Disclosure Schedule and such numbers comprise all identifiers used by Navigant and its subsidiaries to conduct air sales in the United States; and (iii) own, free and clear of any liens, pledges, security interests, claims or other encumbrances, all of the ARC numbers listed in Section 4.26(a) of the Navigant Disclosure Schedule. No ARC numbers, except for the ARC numbers listed in Section 4.26(a) of the Navigant Disclosure Schedule, were used to generate the amounts reflected in the commissions from suppliers line item in Navigant’s financial statements.

(b) Navigant or subsidiaries of Navigant (i) have a valid and current agreement with IATAN establishing Navigant or subsidiaries of Navigant as an approved IATAN agent and Navigant and its subsidiaries are in compliance in all material respects with such agreement; (ii) have all rights to the IATAN numbers listed in Section 4.26(b) of the Navigant Disclosure Schedule and such numbers comprise all identifiers used by Navigant and its subsidiaries to conduct air sales in the United States; and (iii) own, free and clear of any liens, pledges, security interests, claims or other encumbrances, all of the IATAN numbers listed in Section 4.26(b) of the Navigant Disclosure Schedule. No IATAN numbers, except for the ARC numbers listed in Section 4.26(b) of the Navigant Disclosure Schedule, were used to generate the amounts reflected in the commissions from suppliers line item in Navigant’s financial statements.

(c) Navigant is in good standing in all states requiring registration as a travel supplier, and Navigant or subsidiaries of Navigant are in good standing with ARC and IATAN.

4.27 Rights Plan. Navigant has taken all actions necessary to render the rights issued pursuant to the Rights Agreement, dated as of July 18, 2005, between Navigant and American Stock Transfer & Trust Company, as rights agent (the “Navigant Rights Plan”), inapplicable to this Agreement, and the transactions contemplated hereby and thereby, and to cause the Navigant Rights Plan to terminate as of the Effective Time.

4.28 Accounts Receivable. The accounts receivable of Navigant, as reflected in the Navigant SEC Documents, to the extent uncollected on the date hereof, and the accounts receivable reflected, since the date of the last balance sheet included in the Navigant SEC Documents, on the books of Navigant, are: (a) valid and existing, not disputed in writing (or to the knowledge of Navigant, orally), and represent monies due for services rendered or to be rendered; and (b) (subject to the reserves referenced in the immediately following sentence) subject to no refunds or other adjustments (except for returns or other adjustments in the ordinary course of business consistent with the past practices of Navigant and its subsidiaries and not material to Navigant and its subsidiaries taken as a whole) and, to the knowledge of Navigant, to no defenses, counterclaims, rights of setoff, assignments, restrictions, liens, pledges, security interests or other encumbrances or conditions enforceable by third parties on or affecting any thereof. The reserves reflected in the Navigant SEC Documents, and since the date of the last balance sheet included in the Navigant SEC Documents, on the books of Navigant, are considered adequate (subject to adjustment for operations and transactions through the Closing Date in the ordinary course of business) for receivables not collectible in the ordinary course of business.

ARTICLE V

COVENANTS OF THE PARTIES

The parties hereto agree that:

5.1 Mutual Covenants.

(a) Reasonable Best Efforts.

(i) Subject to the terms and conditions of this Agreement, each party hereto will use its reasonable best efforts to take, or cause to be taken, promptly all actions, and to do, or cause to be done, promptly all things necessary, proper or advisable under this Agreement and Applicable Laws to consummate the Merger and the other transactions contemplated by this Agreement as soon as practicable after the date hereof, including preparing and filing as promptly as practicable all documentation to effect all necessary applications, notices, petitions, filings, and other documents, and to obtain as promptly as practicable (A) all consents, waivers, licenses, novations, orders, registrations, approvals, permits, rulings, authorizations and clearances necessary or advisable to be obtained from any Governmental Authority in order to consummate the Merger or any of the other transactions contemplated by this Agreement (collectively, the “Required Approvals”), and (B) the consents and authorizations of the third parties identified in Section 5.1(a) of the Navigant Disclosure Schedule. In furtherance and not in limitation of the foregoing, each of Navigant and CWT agrees to make (1) as promptly as practicable, but in any event within ten business days, an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby, and (2) as promptly as practicable all other necessary filings with other Governmental Authorities relating to the Merger, and to supply as promptly as practicable any additional information or documentary material that may be requested pursuant to such laws or by such authorities and to use reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act and the receipt of Required Approvals under such other laws or from such authorities as promptly as practicable. Each party shall have responsibility for its respective filing fees associated with the filings under the HSR Act and other Required Approvals. Notwithstanding anything to the contrary in this Agreement, neither Navigant nor CWT nor any of their respective subsidiaries shall be required (x) to hold separate (including by trust or otherwise) or to divest any of their respective businesses or assets, or (y) to accept any operational restriction, or take any other action that, in the reasonable judgment of CWT, could be expected to limit the right of CWT or Navigant to own or operate all or any portion of their respective businesses or assets.

(ii) Each of CWT and Navigant shall, in connection with the efforts referenced in Section 5.1(a)(i) to obtain all Required Approvals, use its reasonable best efforts, but in any event subject to Applicable Laws, to (A) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (B) subject to Applicable Laws, permit counsel for the other party to review in advance any proposed written communication between it and any Governmental Authority; provided, however, that the parties may redact any information (1) regarding the Merger Consideration, (2) alternative mergers or acquisitions considered, (3) that is privileged and the provision of which to the other party would waive such privilege, or (4) that would violate a confidentiality agreement with a third party, (C) promptly inform each other of (and, at the other party’s reasonable request, supply to such other party’s counsel) any communication (or other correspondence or memoranda) received by such party from, or given by such party to, the Department of Justice (“DOJ”), the Federal Trade Commission (“FTC”) or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby, (D) consult with each other in advance to the extent practicable of any meeting or conference with the DOJ, the FTC or any other Governmental Authority or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the DOJ, the FTC or such other applicable Governmental Authority or other Person, give the other party the opportunity to attend and participate in such meetings and conferences, and (E) keep each other apprised of the status of any filings or any requests for additional information and documentary material.

(iii) In furtherance and not in limitation of the covenants of the parties contained in Sections 5.1(a)(i) and 5.1(a)(ii), if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any regulatory law, or if any statute, rule, regulation, executive order, decree, injunction or administrative order is enacted, entered, promulgated or enforced by a Governmental Authority which would make the Merger or the other transactions contemplated hereby illegal or would otherwise prohibit or materially impair or delay the consummation of the Merger or the other transactions contemplated hereby, each of CWT and Navigant shall cooperate in all respects with each other and use its respective reasonable best efforts, to contest and resist vigorously any such action or proceeding and to seek to avoid the entry of, or seek to have vacated, lifted, reversed or overturned as promptly as practicable, any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger or the other transactions contemplated by this Agreement on or before the Termination Date and to seek to have such statute, rule, regulation, executive order, decree, injunction or administrative order repealed, rescinded or made inapplicable as promptly as practicable so as to permit consummation of the transactions contemplated by this Agreement on or before the Termination Date. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 5.1(a) shall limit a party’s right to terminate this Agreement pursuant Article VII so long as such party has up to then complied with its obligations under this Section 5.1(a).

(iv) In the event a party hereto receives a request for additional information or documentary material (“Second Request”) issued by a Governmental Authority pursuant to 16 C.F.R. § 803.20 in connection with the transactions contemplated by this Agreement, such party will comply with such request as provided by Section 7A(e) of the HSR Act as quickly as practicable. In the event that a party hereto receives a subpoena or civil investigative demand requesting materials and information similar to that usually demanded in a Second Request, such party shall comply with such subpoena or civil investigative demand as quickly as practicable. In the event the Governmental Authority disputes the adequacy of compliance by a party hereto with respect to a Second Request, subpoena, or civil investigative demand, such party shall endeavor to satisfy the Governmental Authority so as to minimize any delay in the conduct or resolution of the investigation. Each of the Parties agrees that, during the term of this Agreement, it will not withdraw its filing under the HSR Act or any other applicable antitrust, competition or trade regulation law without the written consent of the other party. Each of the Parties agrees that it will not enter into any timing agreement with any Governmental Authority without the written consent of the other party.

(b) Public Announcements. CWT and Navigant will consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and, except as may be required by Applicable Law or any listing agreement with any national securities exchange, will not issue any such press release or make any such public statement prior to such consultation.

(c) Conveyance Taxes. Navigant and CWT shall cooperate in the preparation, execution and filing of all Tax Returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees, and any similar Taxes that become payable in connection with the transactions contemplated by this Agreement that are required or permitted to be filed on or before the Effective Time.

(d) Notice of Certain Events. Each of the Navigant and CWT shall promptly notify the other of:

(i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(ii) any material notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and

(iii) any actions, suits, claims, investigations or proceedings commenced after the date hereof or, to its knowledge, threatened after the date hereof against, relating to or involving or otherwise affecting Navigant, CWT or any of their respective subsidiaries that relate to the consummation of the transactions contemplated by this Agreement, including the Merger.

5.2 Covenants of CWT.

(a) Indemnification; Directors’ and Officers’ Insurance.

(i) For a period of six years from the Effective Time, the Surviving Corporation’s Certificate of Incorporation and the Surviving Corporation’s Bylaws shall contain provisions no less favorable with respect to indemnification than are set forth in Article Eight of the Navigant Certificate and Article IV of the Navigant Bylaws, in each case as in effect on the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors or officers of Navigant or any of its subsidiaries, unless such modification shall be required by law and then only to the minimum extent required by law.

(ii) After the Effective Time, for a period of six years after the date thereof, CWT shall cause the Surviving Corporation to, and the Surviving Corporation shall, to the fullest extent permitted under applicable law, indemnify and hold harmless, each present and former director or officer of Navigant and each of its subsidiaries (individually, an “Indemnified Party” and collectively, the “Indemnified Parties”) against all costs and expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission occurring at or prior to the Effective Time in their capacity as an officer or director. If the Surviving Corporation acknowledges its indemnification obligations under this Section 5.2, the Surviving Corporation shall be entitled to assume the defense of any such action, suit, proceeding or investigation and, if the Surviving Corporation assumes the defense thereof, the Surviving Corporation shall not be liable to any Indemnified Party for any legal expenses of separate counsel or any other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof, except that if the Surviving Corporation elects not to assume such defense or counsel to the Indemnified Party advises that there are issues that raise conflicts of interest between the Surviving Corporation and the Indemnified Party, the Indemnified Party may retain counsel reasonably satisfactory to the Surviving Corporation, and the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Party promptly as statements therefor are received; provided that the Surviving Corporation shall not be liable for the fees of more than one counsel for all Indemnified Parties, other than local counsel, unless a conflict of interest shall be caused thereby, and provided further that the Surviving Corporation shall not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld or delayed). If the Surviving Corporation does not assume the defense of any such action, suit, proceeding or investigation, the Surviving Corporation shall reasonably cooperate with the Indemnified Parties in the defense of any such matter and shall permit the Indemnified Parties and their counsel and other authorized representatives reasonable access during normal business hours to the offices, properties, books and records (including, without limitation, pertinent and necessary financial documents, internal correspondence, notes, memoranda, and electronic mail) and personnel of the Surviving Corporation and its subsidiaries for the purposes of responding to, defending against or otherwise dealing with any such matter.

(iii) CWT shall cause the Surviving Corporation or CWT to obtain and maintain in effect, for a period of six years after the Effective Time, policies of directors’ and officers’ liability insurance on behalf of the former officers and directors of Navigant currently covered by Navigant’s directors’ and officers’ liability insurance policy with respect to acts or omissions occurring prior to the Effective Time with at least the same coverage and containing terms and conditions that are not less favorable than those under existing policies; provided, however, that if the aggregate annual premiums for such insurance at any time during such period shall exceed 200% of the per annum rate of premium paid by Navigant and its subsidiaries as of the date hereof for such insurance, then CWT shall or shall cause its subsidiaries to, provide only such coverage as shall then be available at an annual premium equal to 200% of such rate.

(iv) In the event the Surviving Corporation or any of its successors or assigns (A) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (B) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation, or at CWT’s option, CWT, shall assume the obligations set forth in this Section 5.2(a).

(v) The provisions of this Section 5.2(a) are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

(vi) CWT shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 5.2(a).

(b) Employees and Employee Benefits.

(i) CWT will cause the Surviving Corporation to honor the obligations of Navigant and any of its subsidiaries as of the Effective Time under the provisions of all Plans listed on Section 4.15(b) of the Navigant Disclosure Schedule, provided that this provision shall not prevent the Surviving Corporation from amending, suspending or terminating any such Plans to the extent permitted by the applicable terms of such Plan. Notwithstanding any such amendment, suspension or termination, CWT shall, following the Effective Time and until December 31, 2006, cause the Surviving Corporation and its subsidiaries to provide Navigant Employees with a comprehensive employee benefits program (excluding equity incentives) substantially similar in the aggregate to employee benefits currently provided to Navigant Employees, it being understood that this Section 5.3(b)(i) shall not prevent CWT or the Surviving Corporation from changing any specific employee benefits program or provision other than the United Healthcare Insurance Company Personal Benefit Account Plan. Subject to the accuracy of the representation in Section 4.15(l), CWT shall, following the Effective Time and until December 31, 2006, cause the Surviving Corporation and its subsidiaries either to maintain, or to provide a plan or program substantially equivalent to, the United Healthcare Insurance Company Personal Benefit Account Plan, for the benefit of participants in that plan as of the date hereof; provided, however, that no termination or modification of the United Healthcare Insurance Company Personal Benefit Account Plan prior to December 31, 2006 will result in any financial or material detriment to a plan participant.

(ii) Nothing contained in this Agreement shall restrict the ability of CWT and its affiliates to terminate the employment of any Navigant Employee for any reason at any time after the Effective Time.

(iii) For purposes of this Section 5.2(b), “Navigant Employees” means individuals who are, as of the Effective Time, employees of Navigant and its subsidiaries not subject to collective bargaining agreements and who following the Effective Time continue such employment with Navigant, CWT or their respective subsidiaries.

(iv) With respect to benefit plans of CWT in which Navigant Employees (and their dependents) participate after the Closing Date, CWT shall (and shall cause the Surviving Corporation to): (A) waive any limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to Navigant Employees under any such plan in which such Navigant Employees may be eligible to participate after the Closing Date; provided, however, that no such waiver shall apply to (1) a pre-existing condition of any Navigant Employee or any dependent thereof, who was, immediately prior to the Closing Date, excluded from participation in a benefit plan maintained or contributed to for the benefit of such Navigant Employee or dependent by nature of such pre-existing condition or (2) any Navigant Employee or any dependent thereof, who did not, immediately prior to the Closing Date participate in the applicable Navigant plan, (B) provide each Navigant Employee with credit for any co-payments and deductibles paid prior to the Closing Date during the year in which the Closing Date occurs in satisfying any applicable deductible or out-of-pocket requirements under any welfare benefit plan in which such Navigant Employee may be eligible to participate after the Closing Date, and (C) recognize all service of Navigant Employees with Navigant or any affiliate (including, without limitation, Navigant subsidiaries) or predecessor(s) thereof for purposes of eligibility to participate, vesting credit, entitlement to benefits and benefit accrual (but not for purposes of benefit accrual under any CWT plans other than vacation and severance benefits) in any benefit plan in which such Navigant Employee may be eligible to participate on or after the Closing Date, except to the extent such treatment would result in duplicative benefits, benefit accrual under a defined benefit plan or past credited service that is not provided for other participants in such benefit plan generally.

(c) Supplemental Indenture. As of the Effective Time, the Surviving Corporation and CWT shall (i) execute and deliver to Wells Fargo Bank, National Association (successor by merger to Wells Fargo Bank Minnesota, N.A.), as trustee under the Indenture, dated as of November 7, 2003, between Navigant, as issuer, and Wells Fargo Bank, National Association (successor by merger to Wells Fargo Bank Minnesota, N.A.), as trustee, as amended by the First Supplemental Indenture dated as of July 22, 2005 (as amended, the ”Indenture”), a supplemental indenture in accordance with Section 12.01 and Section 15.06 of the Indenture. From and after the Effective Time, CWT shall, or shall cause the Surviving Corporation to, (i) deliver such notices to security holders, certificates, opinions, agreements and other instruments as the trustee under the Indenture may reasonably request in connection with the Merger and the Indenture and (ii) comply with all obligations of Navigant under the Indenture.

(d) Financing. Each of CWT and Merger Sub shall use its reasonable best efforts to obtain the funding contemplated by each of the Financing Letters on terms and conditions no less favorable to CWT and Merger Sub than the terms set forth in the Financing Letters. In the event that at any time funds are not or have not been made available pursuant to any of the Financing Letters, each of CWT and Merger Sub shall use its reasonable best efforts to obtain alternative funding in an amount at least equal to the amount necessary to consummate the Merger; provided, however, that CWT and Merger Sub shall not be obligated to obtain alternative financing other than alternative financing (in an amount no less than the amounts specified in the Debt Commitment Letters) from a globally recognized banking and lending institution on terms and conditions substantially similar to the terms and conditions contained in the Debt Commitment Letters. Following the date hereof, (i) CWT and Merger Sub shall not agree to any amendment or modification of any term or condition of any of the Financings without the prior written consent of Navigant (such consent not to be unreasonably withheld or delayed) if such amendment or modification would reasonably be expected to prevent or materially delay consummation of the transactions contemplated by this Agreement or any of the Financings and (ii) CWT shall disclose promptly to Navigant any termination or cancellation of any of the Financings and any information that becomes known to CWT or Merger Sub regarding any facts or circumstances that would reasonably be expected to prevent or materially delay any of the Financings or consummation of the transactions contemplated by this Agreement.

(e) Accor Transactions. CWT shall use its reasonable best efforts to take all actions reasonably necessary to consummate the transactions contemplated by the Accor Transaction Agreement in accordance with the terms and conditions set forth therein. Following the date hereof, (i) CWT shall not agree to any amendment or modification of the Accor Transaction Agreement without the prior written consent of Navigant (such consent not to be unreasonably withheld or delayed) if such amendment or modification would reasonably be expected to prevent or materially delay consummation of the transactions contemplated by this Agreement or the Accor Transaction Agreement and (ii) CWT shall disclose promptly to Navigant any termination of the Accor Transaction Agreement and any information that becomes known to CWT regarding any facts or circumstances that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by the Accor

Transaction Agreement or that would reasonably be expected to prevent or delay the consummation of the transactions contemplated by this Agreement.

5.3 Covenants of Navigant.

(a) Conduct of Navigant’s Operations. From the date hereof until the Effective Time, except as contemplated by this Agreement or as specifically set forth in the Navigant Disclosure Schedule, Navigant shall and shall cause each of its subsidiaries to conduct its business and operate its properties in the ordinary course of business consistent with past practice and Navigant shall and shall cause each of its subsidiaries to use its commercially reasonable efforts to preserve substantially intact its business organization and current relationships with third parties and to keep available the services of its present officers and employees. Without limiting the generality of the foregoing, except with the prior written consent of CWT (which consent shall not be unreasonably withheld or delayed) or as contemplated by this Agreement or as set forth in the Navigant Disclosure Schedule, from the date hereof until the Effective Time, neither Navigant nor its subsidiaries shall:

(i) do or effect any of the following actions with respect to its securities or the securities of its subsidiaries: (A) adjust, split, combine or reclassify Navigant capital stock or that of its subsidiaries, (B) make, declare or pay any dividend or distribution on, or, directly or indirectly, redeem, purchase or otherwise acquire, any shares of Navigant capital stock or that of its subsidiaries or any securities or obligations convertible into or exchangeable for any shares of Navigant capital stock or that of its subsidiaries, (C) grant any person any right or option to acquire any shares of Navigant capital stock or that of its subsidiaries or any other equity-based compensation award based on shares of Navigant capital stock or that of its subsidiaries, (D) issue, deliver, sell, pledge or encumber or agree to issue, deliver, sell, pledge or encumber any shares of Navigant capital stock or any securities or obligations convertible into or exchangeable or exercisable for any shares of Navigant capital stock or such securities (except pursuant to the exercise of Navigant Options that are outstanding as of the date of this Agreement and in accordance with the existing terms of such Navigant Options) or the capital stock or such securities of its subsidiaries, or (E) enter into any agreement, understanding or arrangement with respect to the sale, voting, registration or repurchase of Navigant capital stock or that of its subsidiaries;

(ii) other than capital expenditures permitted by Section 5.3(a)(xvi) of this Agreement, directly or indirectly, sell, transfer, lease, pledge, mortgage, encumber or otherwise dispose of any of its property or assets (including stock or other ownership interests of its subsidiaries) (collectively, “Transfers”), other than (A) Transfers in the ordinary course of business consistent with past practice, and (B) Transfers of property and/or assets for consideration equal to or greater than the fair market value of such property and/or assets in the reasonable determination of Navigant and not greater than $1,000,000 individually and $2,000,000 in the aggregate;

(iii) make or propose any changes in the Navigant Certificate or the Navigant Bylaws or the organizational documents of any subsidiary;

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(iv) merge or consolidate with any other person or adopt a plan of complete or partial liquidation, dissolution, recapitalization or other reorganization;

(v) other than capital expenditures permitted by Section 5.3(a)(xvi) of this Agreement, acquire assets or capital stock of any other person;

(vi) neither Navigant nor its subsidiaries shall incur, create, assume or otherwise become liable for any indebtedness for borrowed money or assume, guarantee, endorse or otherwise become responsible or liable for the obligations of any other individual, corporation or other entity, other than any of such actions as may be permitted by that certain credit agreement, dated October 31, 2003, among Navigant, Bank of America, N.A. and the other lenders party thereto (as amended from time to time prior to the date hereof, the “Credit Agreement”) if, as a result of any such action, the aggregate outstanding Total Indebtedness of Navigant and its subsidiaries shall not exceed $147,000,000; provided, however, that Navigant shall not be restricted from guaranteeing any obligation of any of its subsidiaries in the ordinary course of business consistent with past practice. For purposes of this Section 5.3(a)(vi), “Total Indebtedness” shall mean the sum of (i) outstanding amounts under the Revolving Loan and Term Loan facilities (as such terms are defined in the Credit Agreement); (ii) accrued but unpaid “earn-out” payment obligations owed to former owners of any of Navigant’s subsidiaries and (iii) capital lease obligations;

(vii) create any subsidiaries or alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any of its existing subsidiaries;

(viii) (A) establish, or increase compensation or benefits provided under, any stay bonus, incentive, insurance, severance, termination, change of control, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting or repricing of stock options, stock appreciation rights, performance awards, restricted stock awards or similar instruments), stock purchase or other employee benefit plan, program, policy, or agreement or arrangement, except for increases to base salary in the ordinary course of business consistent with past practices for employees of Navigant and its subsidiaries who earn less than $150,000 per year, (B) otherwise increase or accelerate the vesting or payment of the compensation payable or the benefits provided or to become payable or provided to any of its current or former directors, officers, employees, consultants or service providers or those of any of its subsidiaries, or otherwise pay any amounts not due such individual, (C) enter into any new or amend any existing employment or consulting agreement with any director, officer, employee, consultant or service provider or hire or retain the services of any such person if the compensation (base and bonus) of such newly hired or retained person shall exceed $150,000 per year, (D) establish, adopt or enter into any collective bargaining agreement, or (E) provide any funding for any rabbi trust or similar arrangement, except in each of clauses (A), (B), (D), and (E) as may be required to comply with Applicable Law, any Plans or existing contractual arrangements;

(ix) enter into, adopt or amend in any manner which would increase costs or benefits thereunder, any Plan (or any new arrangement that would constitute a Plan), except as shall be required by Applicable Laws;

(x) take any action that could give rise to severance benefits payable to any material group of employees or any officer or director of Navigant or any of its subsidiaries or any employee that earns in excess of $200,000 per year as a result of consummation of any of the transactions contemplated by this Agreement (including in connection with any post-consummation termination of employment);

(xi) change any method or principle of Tax or financial accounting, except to the extent required by GAAP as advised by Navigant’s regular independent accountants;

(xii) renew or enter into any noncompete, exclusivity or similar agreement that would restrict or limit, in any material respect, the operations of Navigant or its subsidiaries, or, after the Effective Time, CWT or its subsidiaries;

(xiii) settle or compromise any material Actions, whether now pending or hereafter made or brought, or waive, release or assign any material rights or claims;

(xiv) (A) enter into any contract that would constitute a Material Contract or any agreement involving anticipated payments from or to Navigant and its subsidiaries over its term greater than $1,250,000, (B) modify, amend or terminate, or waive, release or assign any material rights or claims with respect to, any Material Contract, (C) enter into, or commit to enter into, any agreement to access or subscribe to any GDS, or (D) other than in the ordinary course of business, consistent with past practice, modify in any material respect the amount or timing of (1) any payments by clients of Navigant or its subsidiaries for services provided by Navigant or its subsidiaries or (2) payments, discounts or other allowances from or to vendors for goods and services provided to Navigant or its subsidiaries;

(xv) renew, enter into, amend or waive any material right under any contract with or loan to any affiliate of Navigant (other than its direct or indirect wholly owned subsidiaries);

(xvi) incur or commit to any capital expenditures in excess of $500,000 individually or $2,000,000 in the aggregate, provided, however, that if the Effective Time has not occurred by August 31, 2006, the $2,000,000 aggregate limit shall be increased by $1,000,000 for a total aggregate limit of $3,000,000;

(xvii) make, revoke or amend any material Tax election, enter into any closing agreement, settle or compromise any claim or assessment with respect to any material Taxes, agree to any adjustment of any material Tax attribute, execute or consent to any waivers extending the statutory period of limitations with respect to the collection or assessment of any material Taxes;

(xviii) permit or cause any of its subsidiaries to do any of the foregoing or agree or commit to do any of the foregoing (it being understood that for purposes of clauses (ii), (v), (vi) and (xvi) of this Section 5.3(a), the aggregate dollar thresholds referred to therein shall be aggregate thresholds for conduct by Navigant and its subsidiaries taken as a whole); or

(xix) agree in writing or otherwise to take any of the foregoing actions.

(b) Acquisition Proposals.

(i) Navigant agrees that neither it nor any of its subsidiaries shall, and that it shall cause its and its subsidiaries’ respective officers, directors, employees, agents and representatives (including any investment banker, attorney or accountant (“Representatives”) retained by it or any of its subsidiaries) not to, directly or indirectly, (A) initiate, solicit or knowingly encourage or facilitate any inquiries with respect to, or the making of, an Acquisition Proposal, (B) engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Authority or other entity of any kind or nature (each, a ”Person”) relating to an Acquisition Proposal, or otherwise knowingly encourage or facilitate any effort or attempt to make or implement an Acquisition Proposal, (C) approve or recommend or propose publicly to approve or recommend, any Acquisition Proposal or (D) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement relating to any Acquisition Proposal or propose publicly or agree to do any of the foregoing relating to any Acquisition Proposal.

(ii) Notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement shall prevent Navigant or the Navigant Board from complying with its disclosure obligations under Sections 14d-9 and 14e-2 of the Exchange Act with regard to an Acquisition Proposal; provided, however, that if such disclosure has the effect of withdrawing, modifying or qualifying the approval of this Agreement by the Navigant Board or the Navigant Board Recommendation in a manner adverse to CWT, CWT shall have the right to terminate this Agreement to the extent set forth in Section 7.4(a) of this Agreement.

(iii) Notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement shall prevent Navigant or the Navigant Board from at any time prior to, but not after, the time this Agreement and the Merger are approved by the Navigant Stockholders at the Navigant Stockholders Meeting, (A) providing information in response to a request therefor by, or engaging in any negotiations or discussions with, a Person who has made a bona fide written Acquisition Proposal to the Navigant Board after the date hereof which was not solicited by Navigant, directly or indirectly, after the date hereof in violation of Section 5.3(b)(i) if the Navigant Board receives from such Person an executed confidentiality agreement on customary terms no less favorable to Navigant than the Confidentiality Agreement, dated as of March 31, 2005, between Navigant and CWT (the ”Confidentiality Agreement”); or (B) recommending such an unsolicited bona fide written Acquisition Proposal to the Navigant Stockholders, if and only to the extent that, (1) in each such case referred to in clause (A) or (B) above, the Navigant Board determines in good faith after consultation with outside legal counsel that a failure to take such action would be reasonably likely to result in a breach by its directors of their respective fiduciary duties under Applicable Law, (2) in the case of clause (A) above, the Navigant Board determines in good faith after consultation with outside legal counsel and outside financial advisors that there is a reasonable likelihood that such Acquisition Proposal will result in a Superior Proposal; and (3) in the case of clause (B) above, the Navigant Board determines in good faith that such Acquisition Proposal (in the form, other than immaterial changes, that was the subject of the Superior Proposal Notice, as defined below) constitutes a

Superior Proposal and CWT shall have received written notice (the ”Superior Proposal Notice”) of Navigant’s intention to take the action referred to in clause (B) at least seventy-two (72) hours prior to the taking of such action by Navigant (the ”Waiting Period”); provided, however, that the Navigant Board continues to believe, after taking into account any modifications to the terms of the transaction contemplated by this Agreement that are proposed by CWT after its receipt of the Superior Proposal Notice (with respect to which modifications Navigant and CWT shall endeavor to negotiate in good faith), that such Acquisition Proposal constitutes a Superior Proposal. If the Navigant Board recommends an unsolicited bona fide written Acquisition Proposal pursuant to clause (B) above, then CWT shall be entitled to terminate this Agreement pursuant to Section 7.4(a) of the Agreement.

(iv) Navigant agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person (other than the parties hereto) conducted heretofore with respect to any Acquisition Proposal. Navigant agrees that it will take the necessary steps to promptly inform the officers, directors, employees and Representatives of Navigant and its subsidiaries of the obligations undertaken in this Section 5.3(b). Navigant also agrees promptly, but, in any event, within five days after the date of this Agreement, to request the return or destruction of all confidential information and materials provided prior to the date of this Agreement by it, its subsidiaries or their respective Representatives to any Person (other than the parties hereto) that has executed a confidentiality agreement within the last twelve (12) months prior to the date hereof in connection with its consideration or making of any Acquisition Proposal.

(v) From and after the execution of this Agreement, Navigant shall promptly, orally notify CWT of any request for information or any inquiries, proposals or offers relating to an Acquisition Proposal indicating, in connection with such notice, the name of such Person making such request, inquiry, proposal or offer and the material terms and conditions of any proposals or offers and Navigant shall provide to CWT written notice of any such inquiry, proposal or offer within 24 hours of such event. Navigant shall keep CWT informed orally on a reasonably current basis of the status of any Acquisition Proposal, including with respect to the status and material terms of any such proposal or offer and whether any such proposal or offer has been definitively withdrawn or rejected. Navigant also agrees to provide to CWT any material non-public information regarding Navigant (not theretofore provided or made available to CWT) that it is providing to another Person pursuant to this Section 5.3(b)(v) promptly after it provides such information to such other Person.

(vi) Without limiting the foregoing, it is understood that any violation of the restrictions set forth in this Section 5.3(b) by any officer, director or employee of Navigant or any of its subsidiaries or any Representative of Navigant or any of its subsidiaries shall be deemed to be a breach of this Section 5.3(b) by Navigant.

(vii) For purposes of this Agreement:

(A) “Acquisition Proposal” means any proposal or offer with respect to (1) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction involving Navigant, (2) any purchase of an equity interest (including by means of a tender or exchange offer) representing an amount equal to or greater than a 15% voting or economic interest in Navigant, or (3) any purchase of assets, securities or ownership interests representing an amount equal to or greater than 15% of the consolidated assets of Navigant and its subsidiaries taken as a whole (including stock of the subsidiaries of Navigant).

(B) “Superior Proposal” means a bona fide written Acquisition Proposal (except that references in the definition of “Acquisition Proposal” to “15%” shall be replaced by “50%”) made by a Person other than a party hereto that is on terms that the Navigant Board (after consultation with its outside financial advisor and outside counsel) in good faith concludes, taking into account, among other relevant considerations, all legal, financial, regulatory and other aspects of the proposal, the likelihood of obtaining financing and satisfying other conditions, and the Person making the proposal, are more favorable to the Navigant Stockholders than the transaction contemplated by this Agreement, taking into account any change in the transaction proposed by CWT.

(c) Third Party Standstill Agreements. During the period from the date of this Agreement until the earlier of the Effective Time and termination of this Agreement: (i) Navigant shall not (and shall not agree to, and shall not permit any of its subsidiaries to or to agree to) terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which it or any of its subsidiaries is a party (other than any involving CWT or its subsidiaries); and (ii) Navigant shall use its commercially reasonable efforts to enforce, to the fullest extent permitted under Applicable Law, the provisions of any such agreements, including, if so requested by CWT and at CWT’s expense, seeking injunctions to prevent any breaches of such confidentiality or standstill agreements and enforcing specifically the terms and provisions thereof in any court of the United States or any state thereof having jurisdiction.

(d) Access. From the date hereof until the Effective Time and subject to Applicable Law and the Confidentiality Agreement, Navigant shall (i) give CWT, its counsel, financial advisors, auditors and other authorized representatives reasonable access during normal business hours to the offices, properties, books and records of Navigant and its subsidiaries, (ii) furnish to CWT, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request (including furnishing to CWT Navigant’s financial results in advance of filing any Navigant SEC Documents containing such financial results), and (iii) instruct the employees, counsel, financial advisors, auditors and other authorized representatives of Navigant and its subsidiaries to cooperate with CWT in its investigation of Navigant and its subsidiaries. Any investigation pursuant to this Section 5.3(d) shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of Navigant and its subsidiaries. No information or knowledge obtained by CWT in any investigation pursuant to this Section shall affect or be deemed to modify any representation or warranty made by Navigant hereunder.

(e) Convertible Debentures. Navigant shall provide the notice required pursuant to Section 15.01(b)(ii) of the Indenture.

(f) Financing Matters. Navigant will provide CWT and Merger Sub and its financing sources as promptly as practicable (i) the consolidated annual audited accounts of Navigant (which shall be provided within 90 days of the financial year end), (ii) the unaudited consolidated quarterly financial statements of Navigant (which shall be provided within 45 days of the end of each financial quarter) and (iii) such other reasonable financial information as may be reasonably requested from time to time. Navigant shall, and shall cause its Subsidiaries to, provide such reasonable cooperation as may be reasonably requested by CWT and Merger Sub in connection with the Financings, including (i) upon reasonable advance notice by CWT and Merger Sub, participation in meetings, drafting sessions, due diligence sessions, management presentation sessions, “road shows” and sessions with rating agencies; (ii) using its reasonable best efforts in satisfying the conditions in the Acquisition Commitment Letter that require action by Navigant or its subsidiaries; (iii) using its reasonable best efforts in providing and executing customary documents as may reasonably be requested by CWT and Merger Sub or such financing sources, including a certificate of the Chief Financial Officer of Navigant with respect to solvency matters; (iv) using its reasonable best efforts in obtaining accountants’ comfort letters, accountants’ consents for use of their reports in materials relating to the debt financing, legal opinions, surveys and title insurance as may be reasonably requested by CWT and Merger Sub; (v) reasonably cooperating with CWT in preparing offering memoranda, private placement memoranda, prospectuses and similar documents (including any materials for rating agency presentations); (vi) reasonably cooperating with the marketing efforts of CWT and Merger Sub and its financing sources for any debt; and (vi) forming new direct or indirect Subsidiaries.

ARTICLE VI

CONDITIONS TO THE MERGER

6.1 Conditions to the Obligations of Each Party. The obligations of Navigant, CWT and Merger Sub to consummate the Merger shall be subject to the satisfaction or waiver of the following conditions prior to the Closing:

(a) This Agreement shall have been approved and adopted by the Navigant Stockholders in accordance with Applicable Law, the Navigant Certificate and the Navigant Bylaws.

(b) The requisite waiting period, if any, under the HSR Act shall have expired or terminated.

(c) All other requisite approvals and consents under applicable Foreign Antitrust Laws, the absence of which would prohibit the consummation of the Merger, shall have been obtained.

(d) No statute, rule, regulation, executive order, decree or injunction shall have been enacted, entered, promulgated or enforced by any United States court or Governmental Authority of competent jurisdiction which is then in effect and which prohibits the consummation of the Merger.

6.2 Conditions to Obligations of CWT and Merger Sub. The obligation of CWT and Merger Sub to consummate the Merger shall also be subject to the satisfaction or waiver by CWT at or prior to the Closing of the following conditions:

(a) The representations and warranties set forth in Article IV (other than in the case of the representations and warranties contained in Section 4.4(a), Section 4.4(b) and Section 4.12(a)), disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, shall be true and correct on the date hereof and at and as of the Closing Date as if made on and as of such dates (except for representations and warranties that are made as of a specified date, which shall be true and correct only as of such specified date), with only such exceptions as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

(b) The representations and warranties set forth in Section 4.4(a) and Section 4.4(b) shall be true and correct in all material respects on the date hereof and on the Closing Date as if made on and as of such dates (except for representations and warranties that are made as of a specified date, which shall be true and correct only as of such specified date).

(c) The representation set forth in Section 4.12(a) shall be true and correct in all respects on the date hereof and on the Closing Date as if made on and as of such dates.

(d) Navigant shall have performed and complied with all of its covenants hereunder in all material respects through the Closing, except to the extent that such covenants are qualified by terms such as “material” or “Material Adverse Effect,” in which case Navigant shall have performed and complied with all of such covenants in all respects through the Closing.

(e) Navigant shall have delivered to CWT a certificate duly executed by Navigant’s chief executive officer and chief financial officer on behalf of Navigant to the effect that each of the conditions specified above in Sections 6.2(a) through (d) is satisfied in all respects.

(f) The Debt Financing shall have been obtained pursuant to and in accordance with the terms and conditions specified in the Debt Commitment Letters, or alternative financing (in an amount no less than the amounts specified in the Debt Commitment Letters) from a globally recognized banking and lending institution shall have been obtained by CWT or Merger Sub on terms and conditions substantially similar to the terms and conditions contained in the Debt Commitment Letters.

(g) The transactions contemplated by the Accor Transaction Agreement shall have been consummated.

(h) In the event that the condition set forth in Section 6.2(a) or in Section 6.2(c) would not have been satisfied but for the provisions of clause (iv) of the definition of Material Adverse Effect with respect to Navigant, CWT and Merger Sub shall not be obligated to consummate the Merger, subject to CWT’s obligations pursuant to Section 7.6.

6.3 Conditions to Obligation of Navigant. The obligation of Navigant to consummate the Merger shall also be subject to the satisfaction or waiver by Navigant at or prior to the Effective Time of the following conditions:

(a) The representations and warranties set forth in Article III, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, shall be true and correct on the date hereof and at and as of the Closing Date as if made on and as of such dates (except for representations and warranties that are made as of a specified date, which shall be true and correct only as of such specified date), with only such exceptions as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

(b) CWT and Merger Sub shall have performed and complied with all of their respective covenants hereunder in all material respects through the Closing, except to the extent that such covenants are qualified by terms such as “material” or “Material Adverse Effect,” in which case CWT and Merger Sub shall have performed and complied with all of such covenants in all respects through the Closing.

(c) CWT shall have delivered to Navigant a certificate executed by CWT’s chief executive officer and chief financial officer on behalf of CWT to the effect that each of the conditions specified above in Sections 6.3(a) through (b) is satisfied in all respects.

ARTICLE VII

TERMINATION; FEES AND EXPENSES

7.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the adoption and approval of this Agreement by the Navigant Stockholders referred to in Section 6.1(a), by mutual written consent of Navigant and CWT by action of their respective Boards.

7.2 Termination by Either CWT or Navigant. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Board of either CWT or Navigant if

(a) the Merger shall not have been consummated by August 31, 2006 (the ”Termination Date”; provided, however, that if a party hereto receives a Second Request prior to August 31, 2006, the Termination Date shall be November 30, 2006) whether such date is before or after the date of the adoption and approval of this Agreement and the Merger by the Navigant Stockholders; provided, however, that the right to terminate this Agreement pursuant to this Section 7.2(a) shall not be available to any party whose breach of any obligation under this Agreement results in the failure of the Merger to be consummated by the Termination Date; provided further that any termination of this Agreement by Navigant pursuant to Section 7.3(c) made on the Termination Date shall be deemed to have been delivered prior to CWT’s exercise of this termination right on the Termination Date;

(b) the adoption and approval by the Navigant Stockholders required by Section 6.1(a) shall not have been obtained at the Navigant Stockholders Meeting (after giving effect to all adjournments or postponements thereof); or

(c) any Governmental Authority of competent jurisdiction shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the Merger and such order, decree or ruling or other action shall have become final and nonappealable, whether before or after the adoption and approval of this Agreement by the Navigant Stockholders referred to in Section 6.1(a).

7.3 Termination by Navigant. This Agreement may be terminated and the Merger may be abandoned by Navigant

(a) at any time prior to the Effective Time, whether before or after the adoption and approval of this Agreement by the Navigant Stockholders referred to in Section 6.1(a), by action of the Navigant Board if there has been a breach of any representations, warranties, covenants or agreements made by CWT or Merger Sub in this Agreement, or any such representations and warranties shall have become untrue or incorrect after the execution of this Agreement, in each case such that the conditions set forth in Section 6.3(a) or 6.3(b) would not be satisfied and such breach or failure to be true and correct is not cured within 30 calendar days following receipt of written notice from Navigant of such breach or failure (or such longer period during which CWT or Merger Sub exercises reasonable best efforts to cure);

(b) at any time before the adoption and approval of this Agreement by the Navigant Stockholders referred to in Section 6.1(a) in order for Navigant to enter into an agreement with respect to a Superior Proposal if Navigant has taken the action referred to in Section 5.3(b)(iii)(B) and has otherwise complied with its obligations under Section 5.3(b) of the Agreement as they pertain to the Acquisition Proposal that is the subject of the Superior Proposal Notice; provided, however, that (i) prior to any termination pursuant to this Section 7.3(b) the Waiting Period shall have elapsed, and (ii) prior to or concurrent with any termination pursuant to this Section 7.3(b) Navigant shall have paid the CWT Termination Fee in accordance with Section 7.6; or

(c) on the Termination Date,

(i) if the condition set forth in Section 6.1(b) or Section 6.1(c) has not been satisfied or CWT has failed to consummate the Merger as a result of the condition set forth in Section 6.2(h), but in either case all of the other conditions set forth in Section 6.1 and Section 6.2 (other than the conditions set forth in Section 6.1(b), Section 6.1(c), Section 6.2(f), Section 6.2(g) or Section 6.2(h)) have been satisfied or are ready to be satisfied at the Closing in the case of conditions to be performed at Closing; provided, however, that Navigant may not exercise the termination right in this clause (c)(i) if Navigant’s failure to comply in any material respect with its obligations under Section 5.1(a) shall have caused or contributed materially to the failure of the condition set forth in Section 6.1(b) or Section 6.1(c) or if the condition set forth in Section 6.1(b) or Section 6.1(c) has not been satisfied as a result of any action brought by Navigant; or

(ii) if the condition set forth in Section 6.2(g) has not been satisfied, but all of the conditions set forth in Section 6.1 and Section 6.2 (other than the conditions set forth in Section 6.1(b), Section 6.1(c), Section 6.2(f), Section 6.2(g) or Section 6.2(h)) have been satisfied or are ready to be satisfied at the Closing in the case of conditions to be performed at Closing; or

(d) if (i) the Accor Transaction Agreement has been terminated without consummation of the transactions contemplated by the Accor Transaction Agreement and (ii) within two (2) business days of any such termination of the Accor Transaction Agreement, Navigant has not received from CWT, Merger Sub and Accor an irrevocable written waiver of the condition set forth in Section 6.2(g).

7.4 Termination by CWT. This Agreement may be terminated and the Merger may be abandoned by CWT at any time prior to the Effective Time, whether before or after the adoption and approval of this Agreement by the Navigant Stockholders referred to in Section 6.1(a), by action of the CWT Board

(a) if the Navigant Board shall have withdrawn, qualified or modified its approval of this Agreement or the Navigant Board Recommendation in a manner adverse to CWT or approved or recommended any Acquisition Proposal (other than this Agreement and the Merger), or shall have resolved to do any of the foregoing;

(b) if there has been a breach of any representation, warranty, covenant or agreement made by Navigant in this Agreement (other than such covenants contained in Section 5.3(b)), or any such representation and warranty shall have become untrue or incorrect after the execution of this Agreement, in each case set forth in this Section 7.4(b) such that the conditions set forth in Section 6.2(a), 6.2(b), 6.2(c) or 6.2(d) would not be satisfied and such breach or failure to be true and correct is not cured within 30 calendar days following receipt of written notice from CWT of such breach or failure (or such longer period during which Navigant exercises reasonable best efforts to cure);

(c) if there has been a material breach by Navigant of any of its material covenants contained in Section 5.3(b) to the material detriment of CWT;

(d) if the Accor Transaction Agreement has been terminated without consummation of the transactions contemplated by the Accor Transaction Agreement;

(e) If a Governmental Authority (through the Head of the Governmental Authority or a division thereof) (i) has informed the parties hereto that such Governmental Authority intends to oppose the transactions contemplated by this Agreement and if the board of directors of CWT shall have determined in good faith after consultation with outside counsel that the condition in Section 6.1(b) is not likely to be satisfied in accordance with the principles set forth in Section 5.1(a) prior to the Termination Date or (ii) commences any action seeking to permanently enjoin, restrain or otherwise prohibit the transaction as violative of the antitrust laws; or

(f) if the condition set forth in Section 6.2(a) or in Section 6.2(c) shall have become incapable of satisfaction but for the provisions of clause (iv) of the definition of Material Adverse Effect with respect to Navigant.

7.5 Effect of Termination and Abandonment. In the event of a termination of this Agreement and the abandonment of the Merger pursuant to this Article VII, this Agreement shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers, employees, agents, legal and financial advisors or other Representatives), other than the provisions of this Section 7.5 and Section 7.6; provided, however, that, except as otherwise provided herein, no such termination shall relieve any party hereto of any liability or damages resulting from any willful or intentional breach of this Agreement.

7.6 Fees and Expenses.

(a) In the event that:

(i) (A)(1) CWT shall have terminated this Agreement pursuant to Section 7.4(b) by reason of Navigant’s intentional or reckless breach of any representation, warranty or covenant under this Agreement, (2) CWT shall have terminated this Agreement pursuant to Section 7.4(c) or (3) CWT or Navigant shall have terminated this Agreement pursuant to Section 7.2(a) or Section 7.2(b), (B) on or prior to such time (or in connection with a termination pursuant to Section 7.2(b), on or prior to the Navigant Stockholders Meeting) any Person (other than CWT) shall have made (or publicly disclosed its intention to make) and not withdrawn an Acquisition Proposal (substituting 50% for the 15% threshold set forth in the definition of Acquisition Proposal, a ”Covered Proposal”), (C) within twelve (12) months of termination of this Agreement, Navigant enters into an agreement with respect to a Covered Proposal, and (D) such Covered Proposal is thereafter consummated at any time;

(ii) CWT shall have terminated this Agreement pursuant to Section 7.4(a); or

(iii) Navigant shall have terminated this Agreement pursuant to Section 7.3(b),

then, in any such event, Navigant shall pay to CWT a termination fee in cash of $15.0 million (the ”CWT Termination Fee”). Any CWT Termination Fee that becomes payable shall be paid (x) in the case of clause (i) above, not later than the date on which Navigant consummates a Covered Proposal, (y) in the case of clause (ii) above, not later than the second business day after the date that the Agreement is terminated, and (z) in the case of clause (iii) above, immediately prior to or concurrently with the termination of the Agreement, in each case payable by wire transfer of same day funds.

(b) In the event that (i) CWT shall have terminated this Agreement pursuant to Section 7.4(e) or Section 7.4(f), (ii) Navigant shall have terminated this Agreement pursuant to Section 7.3(c)(i) or (iii) either CWT or Navigant shall have terminated this Agreement pursuant to Section 7.2(c) as a result of an order, decree or ruling or other action taken by a Governmental Authority related to the HSR Act or applicable foreign antitrust laws, then, in any such event, CWT shall pay to Navigant by wire transfer of same day funds a termination fee in cash of $15.0 million, such payment to be made not later than the second business day after the date that the Agreement is terminated.

(c) In the event that (i) CWT shall have terminated this Agreement pursuant to Section 7.4(d) or (ii) Navigant shall have terminated this Agreement pursuant to Section 7.3(c)(ii) or Section 7.3(d), then, in such event, CWT shall pay to Navigant by wire transfer of same day funds a termination fee in cash of $15 million, such payment to be made not later than the second business day after the date that the Agreement is terminated.

(d) Each of CWT and Navigant acknowledges that the agreements contained in this Section 7.6 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither CWT nor Navigant would enter into this Agreement; accordingly, if a party (the “Paying Party”) fails to promptly pay any amount due pursuant to this Section 7.6, and, in order to obtain such payment, the party entitled to payment (the ”Recipient Party”) commences a suit that results in a judgment against the Paying Party for the fees set forth in this Section 7.6 or any portion of such fees, the Paying Party shall pay to the Recipient Party its reasonable costs and expenses (including reasonable attorneys’ fees) in connection with such suit, together with interest on the amount of the fees at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made from the date such payment was required to be made through the date of payment.

(e) Except as specifically provided in this Section 7.6, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party hereto incurring such expenses, except filing fees incurred in connection with Commission filings relating to the Merger and the transactions contemplated by this Agreement and printing and mailing costs related thereto, all of which shall be shared equally by CWT and Navigant.

ARTICLE VIII

MISCELLANEOUS

8.1 Non-Survival of Representations and Warranties. The representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement. Notwithstanding the foregoing, the agreements and covenants which by their nature are to be performed following the Effective Time, shall survive consummation of the Merger.

8.2 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or delivered by a nationally recognized overnight courier service to the parties hereto at the following addresses (or at such other address for a party hereto as shall be specified by like notice):

(a) if to CWT or Merger Sub:

Carlson Wagonlit B.V.

31, rue du Colonel Pierre Avia

75904 Paris Cedex 15

France

Attention: Hubert Joly

Telecopy No.: +33-1-41-33-65-72

with a copy to

Carlson Wagonlit B.V.

1405 Xenium Lane

Plymouth, MN 55441

Attention: Jerry Hogan, Esq.

Telecopy No.: (736) 212-8543

with a copy to

Steven A. Rosenblum, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Telecopy No.: (212) 403-2000

(b) if to Navigant:

Navigant International, Inc.

84 Inverness Circle East

Englewood, CO 80112

Attention: Legal Department

Telecopy No.: (303) 706-0860

with a copy to

Peter D. Lyons, Esq.

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

Telecopy No.: (212) 848-7179

8.3 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. The headings, the table of contents and the index of defined terms contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Information disclosed in one section of the Navigant Disclosure Schedule shall be integrated into another section of the Navigant Disclosure Schedule without the necessity of a cross-reference to the extent its applicability thereto is readily apparent. For the purposes of this Agreement:

(a) “Material Adverse Effect” with respect to Navigant means any event, change, circumstance or effect (any such item, an ”Effect”) that is or is reasonably likely to have a material adverse effect on the business, results of operations or financial condition of Navigant and its subsidiaries taken as a whole or on its ability to perform its obligations under this Agreement on a timely basis or to consummate the transactions contemplated by this Agreement on a timely basis; provided, however, that in no event shall any of the following be deemed, either alone or in combination, to constitute, nor shall any of the following be taken into account in determining whether there has been, a Material Adverse Effect with respect to Navigant: (i) any Effect related to the actions of CWT or Merger Sub or the public announcement or pendency of the transactions contemplated by this Agreement, (ii) any Effect that results from (x) any action taken pursuant to or in accordance with this Agreement or (y) any action taken, or any failure to take action, to which CWT has consented in writing, (iii) any change, in and of itself, in the market price or trading volume of shares of Navigant, or (iv) any Effect that results from changes in general economic conditions or general changes in the travel industry (including economic, legal or regulatory changes or circumstances that affect or are generally perceived to affect traveler health or safety, or any material worsening of terrorist activities or war or armed hostilities occurring after the date hereof), except to the extent those Effects adversely affect Navigant and its subsidiaries to a materially greater extent than they affect other entities in the corporate travel management industry;

(b) “Material Adverse Effect” with respect to CWT means any Effect that is or is reasonably likely to have a material adverse effect on the ability of CWT to perform its obligations under this Agreement on a timely basis or to consummate the transactions contemplated by this Agreement on a timely basis;

(c) “subsidiary,” when used with respect to any party hereto, means any entity of which such party (i) owns 50% or more of the outstanding securities or other ownership interests, or (ii) through contract or otherwise possesses power to appoint at least 50% of the directors of such entity (or persons performing similar functions); and

(d) “knowledge of Navigant” means the actual knowledge of the following persons: Edward S. Adams; Robert C. Griffith; Eugene A. Over, Jr.; John S. Coffman; Lyell Farquharson; Kelly Kuhn; Steve Some; David Buskirk; Mike Premo; Gary Pearce; Gina Keating; Keith Taylor and Sam DeFranco.

8.4 Counterparts. This Agreement may be executed in counterparts, which together shall constitute one and the same agreement. The parties hereto may execute more than one copy of this Agreement, each of which shall constitute an original.

8.5 Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement) and the Confidentiality Agreement constitute the entire agreement among the parties hereto and thereto and supersede all prior agreements and understandings, agreements or representations by or among the parties hereto and thereto, written and oral, with respect to the subject matter hereof and thereof.

8.6 Third-Party Beneficiaries. Except for the agreements set forth in Section 5.2(a), nothing in this Agreement, express or implied, is intended or shall be construed to create any third-party beneficiaries. Notwithstanding the foregoing, for purposes of Section 6.2(g) only, Accor shall be a third party beneficiary of this Agreement and no waiver of the condition set forth in Section 6.2(g) shall be effective unless such waiver is in writing executed by each of CWT and Accor.

8.7 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All Actions arising out of or relating to this Agreement and the Confidentiality Agreement shall be heard and determined in any state or federal court sitting in the State of Delaware.

8.8 Consent to Jurisdiction; Venue.

(a) Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any Action arising out of or relating to this Agreement and the Confidentiality Agreement, and each of the parties hereto irrevocably agrees that all claims in respect to such Action may be heard and determined exclusively in any Delaware state or federal court sitting in the State of Delaware. Each of the parties hereto agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(b) Each of the parties hereto irrevocably consents to the service of any summons and complaint and any other process in any other Action relating to the Merger, on behalf of itself or its property, by the personal delivery of copies of such process to such party. Nothing in this Section 8.8 shall affect the right of any party hereto to serve legal process in any other manner permitted by law.

8.9 Specific Performance. The transactions contemplated by this Agreement are unique. Accordingly, each of the parties hereto acknowledges and agrees that, in addition to all other remedies to which it may be entitled, each of the parties hereto is entitled to a decree of specific performance; provided, that such party hereto was not in material default hereunder at the time of the other party’s material breach of the Agreement. The parties hereto agree that if CWT, Merger Sub or Navigant shall have failed to perform its obligations under this Agreement, then the party hereto seeking to enforce this Agreement against such nonperforming party under this Agreement shall be entitled to specific performance and injunctive and other equitable relief, and the parties hereto further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief. This provision is without prejudice to any other rights that any party hereto may have against another party hereto for any failure to perform its obligations under this Agreement.

8.10 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties hereto. Notwithstanding the foregoing, CWT may without such consent assign or delegate its rights and obligations hereunder or under any instrument executed or delivered in connection herewith as collateral security to any lender or any other debt financing source providing financing in connection herewith, which assignment shall not relieve the assigning party of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

8.11 Amendment. This Agreement may be amended by the parties hereto at any time before or after approval of the Merger by the Navigant Stockholders; provided, however, that after any such approval, no amendment shall be made that by law requires further approval by the Navigant Stockholders without such approval having been obtained. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.12 Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) subject to the proviso of Section 8.11, waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights and the single or partial exercise of any rights hereof shall not preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

8.13 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

IN WITNESS WHEREOF, CWT, Merger Sub and Navigant have signed this Agreement as of the date first written above.

CARLSON WAGONLIT B.V.

By:	/s/ Hubert Joly
Name:	Hubert Joly
Title:	President and Chief Executive Officer

HORIZON MERGER CORP.

By:	/s/ Hubert Joly
Name:	Hubert Joly
Title:	President

NAVIGANT INTERNATIONAL, INC.

By:	/s/ Edward S. Adams
Name:	Edward S. Adams
Title:	President & Chief Executive Officer

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